FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 5, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Independent review report to The Royal Bank of Scotland Group plc

Introduction
We have been engaged by The Royal Bank of Scotland Group plc (the ‘Company’ or the ‘Group’) to review the Condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2016, which comprise the Condensed consolidated income statement, the Condensed consolidated statement of comprehensive income, the Condensed consolidated balance sheet, the Condensed consolidated statement of changes in equity, the Condensed consolidated cash flow statement, related Notes 1 to 19, the financial information in the segment results on page 26 to 59, and the Capital and risk management disclosures set out in Appendix 1 except for those indicated as not reviewed (together ‘the Condensed consolidated financial statements’).We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed consolidated financial statements.

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in Note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union. The Condensed consolidated financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting,’’ as adopted by the European Union.

Our responsibility
Our responsibility is to express to the Company a conclusion on the Condensed consolidated financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independent review report to The Royal Bank of Scotland Group plc

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the Condensed consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2016 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
Statutory Auditor
London, United Kingdom
4 August 2016

Risk factors

The Group is subject to the following new risk factors:

Economic, regulatory and political uncertainty arising from the outcome of the recent referendum on the UK’s membership of the European Union (“EU Referendum”) could adversely impact the Group’s business, results of operations, financial condition and prospects.
In a referendum held on 23 June 2016, a majority voted for the UK to leave the EU. Immediately following the EU Referendum result, the UK and global stock and foreign exchange markets commenced a period of significant volatility, in addition to which there is now prevailing uncertainty relating to the process, timing and negotiation of the UK’s relationships with the EU and other multilateral organisations, as well as individual countries.

Once the exit process is triggered by the UK government, a two year period of negotiation will begin to determine the new terms of the UK’s relationship with the EU, after which period its EU membership will cease. These negotiations will run in parallel to standalone bilateral negotiations with many individual countries and multilateral counterparties with which the UK currently has trading arrangements by virtue of its membership of the EU. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships are uncertain. See also “The result of the EU Referendum has revived political uncertainty regarding Scottish independence resulting in additional risks to the Group.”

The longer term effects of the EU Referendum are difficult to predict but are likely to include further financial instability and slower economic growth, in the UK in particular, but also in Republic of Ireland (“ROI”), Europe and the global economy, at least in the short to medium term.

As part of its revised strategy, the Group has been refocusing its business in the UK and ROI and, accordingly is more exposed to a slow-down of the British and Irish economies. Further decreases in interest rates by the Bank of England or sustained low or negative interest rates will put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. Furthermore, such market conditions may also result in an increase in the Group’s pension deficit.

Risk factors

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s ability and cost of funding. The Group’s ability to access capital markets on acceptable terms and hence its ability to raise the amount of capital and funding required to meet its regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the Group, could be effected. The major credit rating agencies have downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the results of the EU Referendum, resulting in the loss of its last remaining AAA rating.

The Group is in the process of implementing a large number of key restructuring and strategic initiatives, including the restructuring of its CIB business, the implementation of the UK ring-fencing regime, a significant cost reduction programme, and the divestment of Williams & Glyn, all of which will be carried out throughout this period of significant uncertainty which may impact the prospects for successful execution and impose additional pressure on management. In addition, the uncertainty resulting from the impact of the EU Referendum on foreign nationals’ long term residency permissions in the UK may make it challenging for the Group to retain and recruit adequate staff, which may adversely impact the execution of these restructuring activities and business strategy.

The Group and its subsidiaries are subject to substantial EU-derived regulation and oversight. There is now significant uncertainty as to the respective legal and regulatory environments in which the Group and its subsidiaries will operate when the UK is no longer a member of the EU. In particular, the Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple EU jurisdictions, the costs, timing and viability of which is uncertain. This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules may have a significant impact on the Group’s operations, profitability and business model.

These risks and uncertainties are in addition to the pre-existing discussed in the Group’s 2015 Annual Report & Accounts, also as filed on Form 20-F, which could individually or collectively have a material adverse effect on the Group’s financial condition and results of operations.

The result of the EU Referendum has revived political uncertainty regarding Scottish independence resulting in additional risks to the Group.
The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc (“RBS plc”), its principal operating subsidiary, are both headquartered and incorporated in Scotland. A referendum on Scottish independence took place on 18 September 2014, the outcome of which was a vote in favour of Scotland remaining part of the UK. However, the outcome of the EU Referendum was not supported by the majority of voters in Scotland who voted in favour of remaining in the EU. This has revived the political debate on a second referendum on Scottish independence creating further uncertainty as to whether such a referendum may be held and as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU and its future economic, trading and legal relationship with the EU.

Risk factors

Although the fact of, the timing and outcome of any further referendum on Scottish independence is very uncertain, such a referendum would greatly increase the risks the Group currently faces as a result of the EU Referendum. An affirmative result would result in significant additional constitutional, political, regulatory and economic uncertainty and would likely significantly impact the Group's credit ratings and funding and other costs and the fiscal, monetary, legal and regulatory landscape in which the Group operates.

In addition to the above, set out below is a summary of certain risks which could adversely affect the Group. This summary updates, and should be read in conjunction with, the fuller description of these and other risk factors included on pages 390 to 414 of the 2015 R&A and on pages 384 to 408 of the Group’s Form 20-F filed with the US Securities and Exchange Commission on 24 March 2016. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

●

On 28 April 2016, the Group announced that there was a significant risk that the separation and divestment of Williams & Glyn would not be achieved by 31 December 2017. The Board has determined that it would not be prudent to continue with the current plan of record for separating and divesting Williams & Glyn and is actively exploring various alternative divestment structures including asset or business sales to third parties. However, there is no certainty any will be viable and each entails significant structural, execution, regulatory and cost risks.
While RBS remains committed to meeting the deadline for achieving a divestment, there is a significant risk it will be unable to do so. Challenging market conditions, Williams & Glyn’s high cost base and the complexity of the business previously known as Williams & Glyn (and attendant integration/transfer challenges for any potential counterparty), transfer costs and accounting impacts may inhibit interest in its assets or business and/or result in RBS only being able to achieve a price materially below the book value of those assets, which may result in a significant loss on any divestment transaction and have an adverse effect on the Group’s capital position.

●
The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects. For more details on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see pages 95 to 105.

●
The Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks, and there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer-focused and profitable bank.

●
Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the Group’s business. These changes could have a material adverse effect on the Group.

●
Operational risks are inherent in the Group’s businesses and these risks could increase as a result of a number of factors including, as the Group implements its strategic programme, the UK ring-fencing regime, its cost reduction programme and the divestment of Williams & Glyn.

Risk factors

●
The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

●
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations.

●	The Group’s business performance and financial position could be adversely affected if its capital is not managed effectively or if it is unable to meet its capital targets.
●
Failure by the Group to comply with regulatory capital, liquidity and leverage requirements, including as a result of, international, EU or UK changes or a requirement by the Group’s regulators to increase the levels of capital the Group should hold or the manner in which it calculates its risk weighted assets and risk exposure may result in intervention by its regulators and loss of investor confidence, and may have a material adverse effect on its results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders and other security holders.

●
Failure by the Group to comply with its capital requirements or to maintain sufficient distributable profits in the Royal Bank of Scotland Group plc, (RBSG) may restrict its ability to make discretionary distributions, including the payment of coupons on certain capital instruments and dividends to its ordinary shareholders. RBSG distributable profits are sensitive to the accounting impact of factors including the redemption of preference shares, restructuring costs and impairment charges and the carrying value of its investments in subsidiaries which are carried at the lower of cost and their prevailing recoverable amount. Recoverable amounts depend on discounted future cash flows which can be affected by restructurings, such as the requirement to create a ring fenced and non ring-fenced bank or banks, or unforeseen events. The RBSG distributable reserves also depend on the receipt of income from subsidiaries, principally as dividends. The ability of subsidiaries to pay dividends is subject to their performance and applicable local laws and other restrictions, including their respective regulatory requirements. Any of these factors, including restructuring costs, impairment charges and a reduction in the carrying value of RBSG subsidiaries or a shortage of dividends from them could limit the Group’s ability to maintain sufficient distributable profits to be able to the pay coupons on certain capital instruments and dividends to its ordinary shareholders.

●
The Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

●
As a result of extensive reforms being implemented within the EU and the UK relating to the resolution of financial institutions, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the Group to meet higher funding levels than the Group anticipated within its strategic plans and affect the Group’s funding costs.

●	The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government.
●	The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.
●
The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators are likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

Risk factors

●
The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group’s IT investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business and could require the Group to recognise impairment charges.

●
The Group’s operations are highly dependent on its IT systems. A failure of the Group’s IT systems could adversely affect its operations and investor and customer confidence and expose the Group to regulatory sanctions.

●	The Group is exposed to cyber attacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.
●	The Group’s operations entail inherent reputational risk.
●	The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.
●
The Group may be adversely impacted if its risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the Group simultaneously.

●
The Group is currently in the process of implementing a strong risk culture across the organisation and a failure by the Group to do so could adversely affect the Group’s ability to achieve its strategic objectives.

●
The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits. In addition, it may be required to restructure its pension schemes as a result of the implementation of the UK ring-fencing which may result in additional or increased cash contributions.

●	Pension risk and changes to the Group’s funding of its pension schemes may have a significant impact on the Group’s capital position.
●	The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.
●	The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.
●
The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition rulings and other government measures.

●
As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

●
HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group and any further offer or sale of its interests may affect the price of securities issued by the Group.

●
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

●
The financial performance of the Group has been, and may continue to be, materially affected by customer and counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

Risk factors

●
The Group is committed to executing the run-down and sale of certain businesses, portfolios and assets forming part of the businesses and activities being exited by the Group. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

●	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●
The Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro- and macroeconomic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results. If found deficient by the Group’s regulators, the Group may be required to make changes to such models or may be precluded from using such models, which could result in the Group maintaining additional capital.

●
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Its results in future periods may be affected by changes to applicable accounting rules and standards.

●
The Group and its subsidiaries are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

●
The Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the Group and any securities of the Group, including the write-off, write-down or conversion of the Group’s securities.

●
In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

●	The Group’s results could be adversely affected in the event of goodwill impairment.
●
Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group (including the timing for the recoverability of such deferred tax assets).

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

●	the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting';

●
the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

●	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

4 August 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rodgers

Additional information

Share information
	30 June 2016	31 March 2016	31 December 2015

Ordinary share price	171.60p	222.70p	302.00p

Number of ordinary shares in issue	11,755m	11,661m	11,625m

Financial calendar

2016 third quarter interim management statement	28 October 2016

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group’s (RBS) restructuring which includes divestment of Williams & Glyn, litigation, government and regulatory investigations, the proposed restructuring of RBS’s CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS’s IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; RBS’s future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the Annual Report and Accounts 2015. These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the economic, regulatory and political uncertainty arising from the majority vote to leave in the referendum on the UK’s membership in the European Union and the revived political uncertainty regarding Scottish independence; the divestment of Williams & Glyn; RBS’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS’s ability to achieve its capital and leverage requirements or targets which will depend on RBS’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS’s business and will increase as a result of RBS’s significant restructuring; the potential negative impact on RBS’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS’s substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject; the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix 1

Capital and risk management

RBS – Interim Results 2016

Appendix 1 Capital and risk management

Page
Presentation of information	2
General overview	2

Capital management
Pillar 2A and MDA	6
Capital resources	8
Capital flow statement	9
Loss absorbing capital	10
Risk-weighted assets	11

Liquidity and funding risk
Liquidity risk	13
Funding risk	15

Credit risk
Key developments: Exposure measure	16
Management basis:	18
Key loan portfolios	18
Country risk	37
Balance sheet analysis:	39
Loans and related credit metrics	39
Debt securities	43
Derivatives	44
Valuation reserves	45
Regulatory basis:	46
EAD and RWA density	46

Market risk
Trading portfolios	50
Non-trading portfolios	52
Net interest income and foreign exchange risk	55

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RBS – Interim Results 2016

Appendix 1 Capital and risk management

Presentation of information
Except as otherwise indicated by an asterisk (*), information in the Capital and risk management appendix is within the scope of the Independent review report by Ernst & Young LLP. Unless otherwise indicated, disclosures in this section include disposal groups in the relevant exposures.

General overview*
RBS’s main risks are described in Capital and risk management - Risk coverage in the 2015 Annual Report and Accounts. The table below is an overview of these risks, including any developments during H1 2016.

Risk type	Overview
Capital and leverage	●
The CET1 ratio decreased by 100 basis points in H1 2016 to 14.5% primarily reflecting management actions to normalise the ownership structure and improve the long-term resilience of RBS. These included the final DAS payment of £1.2 billion and the accelerated payment of £4.2 billion relating to the outstanding deficit on the pension Main Scheme. Additional litigation and conduct charges contributed to a £2.0 billion reduction in CET1 capital.

●
RWAs increased by £2.6 billion to £245.2 billion during H1 2016 reflecting lending growth in UK PBB and Commercial Banking and the adverse impact of exchange rate movements being partially offset by Capital Resolution disposals and run-off.

●
There was a 10 basis points decrease in the CET1 ratio in Q2 2016 driven by a £0.7 billion decrease in CET 1 capital in Q2 2016, offset by £4.3 billion reduction in RWAs. The reduction in RWAs related to disposals and run-off in Capital Resolution, and removal of that element of operational risk RWAs relating to Citizens, following regulatory approval (£3.9 billion); these were partly off-set by the weakening of sterling mainly due to the EU Referendum (£4.4 billion).

	●	Leverage ratio reduced by 40 basis points in H1 2016 to 5.2%, reflecting lower CET1 capital and loan growth.
●
Under current total loss absorbing capital (TLAC) guidance, RBS will be required to hold a minimum loss absorbing capital of 16% of RWAs by the beginning of 2019 and 18% by the beginning of 2022. This estimate is subject to final guidance from the Bank of England’s proposed approach to MREL. Estimated loss absorbing capital at 30 June 2016 was £59.9 billion (31 December 2015 - £60.3 billion) which was 24.4% of RWAs and 8.3% of leverage exposure.

●
The current estimated headroom to fully phased MDA trigger in 2019 is 2.2%. This is based on our target CET1 ratio of 13% versus 10.8% MDA requirement, which remains subject to change, comprising: 4.5% Pillar 1 minimum, the capital conservation buffer of 2.5%, 2.8% of Pillar 2A ratio and 1.0% GSIB buffer.

●
RBS continued to strengthen its balance sheet and RBSG plc issued €1.5 billion 7 year 2.5% senior notes and $1.5 billion 10 year 4.8% senior notes in Q1 2016; both of which are expected to be MREL-eligible, subject to regulatory finalisation.

●
There has been significant volatility in the capital markets during the year, most notably in the AT1 market. We continue to target up to £2 billion of AT1 issuance in 2016, subject to market conditions.

	●	The EBA announced the results of its 2016 EU-wide stress test in July 2016, RBS’s CET1 ratio was 8.1% and leverage ratio was 3.6%. There was no pass / fail threshold for this test.
●
We remain actively engaged with regulators in the UK and beyond on upcoming regulatory developments, including those relating to Basel Committee proposals on RWAs and the Bank of England’s proposed approach to MREL for UK banks; our capital plans will evolve accordingly.

*Not within the scope of Ernst & Young LLP’s review report.

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RBS – Interim Results 2016

Appendix 1 Capital and risk management

General overview* (continued)

Risk type	Overview
Liquidity and funding	●	RBS has not experienced any significant impact to its liquidity position as a result of the EU Referendum. All key liquidity risk metrics met minimum requirements at 30 June 2016.
	●	The liquidity position remains strong with the liquidity portfolio of £153 billion covering total wholesale funding, including derivative collateral, by 1.9 times.
●
The liquidity portfolio decreased by £2.9 billion in H1 2016, and by £3.7 billion in Q2, with payments totalling £5.4 billion in March 2016 relating to the pension fund and the final DAS dividend. The second quarter decrease comprised a £7 billion reduction in cash at central banks being partially offset by an increase in loans (secondary liquidity) in the central Treasury portfolio as well as lower liquidity requirements in RBS N.V. as rundown of the balance sheet continued.

●
Liquidity coverage ratio (LCR) reduced from 136% at the year end to 121% at the end of the first quarter and 116% at 30 June 2016. The trend reflected the pension fund and DAS dividend payments and lending growth in UK PBB and Commercial Banking. These factors reduced RBS’s excess liquidity.

	●	Net stable funding ratio (NSFR) was 119%, comfortably above the minimum target of 100%, reflecting RBS’s funding strategy of relying on stable customer deposits.
●
The loan:deposit ratio was 92%, up from 90% at Q1 and 89% at the year end. Mortgage growth in UK PBB and higher corporate lending in Commercial Banking outweighed deposit increases. Deposit growth in UK PBB, Private Banking and RBSI was partially offset by Capital Resolution exits and run-off.

●
RBS has continued to manage down its overall wholesale funding, which has reduced from £83.5 billion at 31 December 2014 to £55.1 billion at 30 June 2016. The primary drivers have been calls and buybacks (£12.0 billion) and maturities (£19.3 billion), partially offset by new issuances (£2.9 billion). The H1 2016 reduction of £3.6 billion from £58.7 billion at December 2015 is largely due to calls and buybacks (£5.3 billion) and maturities (£6.1 billion), offset by new issuances (£2.3 billion) and the effect of changes in market values (£5.4 billion).

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

General overview* (continued)

Risk type	Overview
Conduct and regulatory	●
Conduct and litigation costs were £1.3 billion in both H1 2016 and in H1 2015. H1 2016 included provisions in respect of the UK 2008 rights issue shareholder litigation and additional charge for PPI. RBS continued to remediate historical conduct issues and to work on a number of regulatory change programmes. The UK’s Senior Managers and Certification regime was successfully implemented, and work continues on the UK’s ring-fencing requirements.

Credit risk	●	The growth in UK mortgage lending continued in line with UK PBB strategy.
	●	Risk appetite limits for sector, product and asset class frameworks were reduced to take account of the revised risk appetite associated with restructured CIB.
●
Impairment provisions were £6.5 billion and covered REIL by 55% compared with £7.1 billion and 59% at 31 December 2015. REIL of £11.8 billion were 3.5% of customer loans and advances, down from 3.6% at Q1 2016 and 4.8% a year ago.

●
Challenging market conditions have persisted in the Shipping sector, resulting in customers being subject to heightened credit monitoring. Impairment provisions were £445 million on REIL of £1,023 million at 30 June 2016 (31 March 2016 - £374 million on £827 million; 31 December 2015 - £181 million on £434 million). Forbearance has also increased. Q2 2016 also saw impairment charges in the Oil & Gas and Metals & Mining sectors of £97 million and £29 million respectively.

●
Impairment provisions relating to the Property sector reduced from £2.3 billion to £1.5 billion, driven predominantly by the reduction in CRE exposures managed by Capital Resolution. The run-down in lower quality assets in Capital Resolution has improved the overall credit quality.

Market risk	●
Traded VaR continued to decline despite the increased volatility and reduced liquidity resulting from macroeconomic and political factors including the economic slowdown in China, the reduction in US quantitative easing, the low interest rate environment in Europe and the EU Referendum. Average internal traded VaR was £15.4 million (FY 2015 - £18.9 million). The EU Referendum had no significant impact on traded VaR during H1 2016.

●
Non-traded credit spread VaR was £57.7 million at 30 June 2016 (31 December 2015 - £30.6 million). The rise largely reflected an increase in longer-dated bonds within Treasury’s liquidity portfolio and greater credit spread volatility, primarily affecting US dollar bond swap spreads with tenors of over ten years.

●
Non-traded interest rate VaR, capturing the risk arising from earnings from retail and commercial banking activities, was £21 million and was broadly stable during the period, with fluctuations well within risk appetite.

●
The sensitivity of net interest income to an immediate upward 25 basis point shift in interest rates from the base-case forecast was broadly unchanged at £68 million, but the impact of a downward shift increased from £96 million to £140 million.

	●	The equity structural hedge fell to £35 billion from £42 billion, primarily reflecting the £4.2 billion pension fund payment and the £1.2 billion final DAS dividend payment.

*Not within the scope of Ernst & Young LLP’s review report.

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General overview* (continued)

Risk type	Overview
Operational	●
Development of the operational risk framework continued, including: (i) the cascade of RBS-wide risk appetite statements for the most material risks; and (ii) the embedding of the enhanced Risk & Control Assessment approach developed in 2015. The effects on the bank’s risk profile of the wide-ranging change portfolio, especially the divestment of Williams & Glyn, continued to be closely monitored.

Reputational	●
The importance of managing reputational risk is reinforced through an overarching risk appetite statement. This addresses the internal risk of RBS making decisions without taking reputational risk into account.

	●	The most material threats to RBS’s reputation continued to originate from conduct issues, both historical and more recent.
Pension	●
RBS made a £4.2 billion payment to the RBS Group Pension Fund in March 2016. This removed an element of pension risk. RBS and the Trustee also agreed that the next valuation of the RBS Group Pension Fund will take place as at 31 December 2018, providing greater certainty to pension funding commitments until at least 2019, an important period running up to the implementation of UK ring-fencing legislation.

Business	●
RBS continued to reduce its business risk profile by implementing its strategic plan to shift the business mix towards the UK and retail and commercial banking segments, with higher risk activities in CIB and Capital Resolution curtailed through disposals and run-downs. RBS also continued with its simplification and cost reduction programmes.

	●	Market conditions have become more volatile following the EU Referendum result, and RBS continues closely to monitor and assess the operating environment and its impact on business risk.

*Not within the scope of Ernst & Young LLP’s review report.
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Capital management*
RBS aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity. For a description of the capital management framework, governance and basis of preparation refer to Capital management in the 2015 Annual Report and Accounts.

Pillar 2A and MDA
RBS’s current total Pillar 2A requirement is 5.0% of RWAs (31 December 2015 - 5.0%). From 1 January 2015, 56% of the total Pillar 2A or 2.8% of RWAs is required to be met from CET1 capital. Pillar 2A is a point in time regulatory assessment of the amount of capital required to meet the overall financial adequacy rules. This PRA assessment may change over time, including as a result of an at least annual assessment and supervisory review of RBS’s Internal Capital Adequacy Assessment Process (ICAAP); the latest ICAAP based on the end of 2015 data was submitted to the PRA for supervisory review in May 2016.

RBS’s capital risk appetite framework, which informs its capital targets, includes consideration of the maximum distributable amount (MDA) requirements. These requirements are expected to be phased in from 2016, with full implementation by 2019.

Based on current capital requirements, on the illustrative assumption that current estimates of Pillar 2A remain constant, RBS estimates that its ‘fully phased’ CET1 MDA requirement would be 10.8% in 2019, assuming RBS’s current risk profile is unchanged. It should be noted that this estimate does not reflect the anticipated impact of RBS’s planned restructuring, changes in the regulatory framework or other factors that could impact target CET 1 ratio. The estimated 2019 MDA requirement comprises:

●	4.5% Pillar 1 minimum CET1 ratio;
●	2.5% Capital conservation buffer;
●	2.8% Pillar 2A CET1 ratio; and
●	1.0% Global Systemically Important Institution buffer.

Based on the assumptions above, assuming a 13% steady state CET1 capital ratio is achieved, RBS currently estimates that it would have headroom of 2.2% to fully phased MDA trigger in 2019. This headroom will be subject to ongoing review to reflect our risk appetite and accommodate regulatory and other changes.

Developments in prudential regulation
Following the EU Referendum, a period of uncertainty is expected regarding the regulatory landscape that will apply at the point in time that the UK leaves the EU. EU regulation will continue to apply during the intervening period, expected to be two years or longer, whilst the UK remains a member of the EU. RBS remains actively engaged and continues to monitor developments with the regulatory bodies in the UK and beyond regarding the scope of regulation that may apply to RBS in the future. In its July 2016 Financial Stability Report, the FPC reduced the countercyclical buffer rate to UK bank’s exposures from 0.5% to 0%.

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

Pillar 2A and MDA* (continued)
In the first half of 2016 the Basel Committee of Banking Supervision (BCBS) framework has continued to evolve, additionally there have been revisions to Capital Requirements Regulations (CRR) and additional local rules for UK banks from the PRA. The BCBS developments were:

●
Credit risk: the proposals on Standardised and Internal Ratings Based approaches to calculating credit risk (including counterparty) restrict both portfolios where internal models are permitted to be used, and modelling approaches where modelling persists. Whist the final requirements are not expected until end 2016, capital requirements are expected to increase.

●	Market risk:
○
The Interest Rate Risk in the Banking Book (IRRBB) standard issued in April 2016 maintains the Pillar 2 approach with enhanced market disclosure (Pillar 3), allowing local supervisors to take account of individual circumstances when setting capital requirements.

○
The Fundamental Review of the Trading Book final standard was issued in January 2016. The major changes include: revisions to the approach for banking book/trading book boundary, the replacement of VaR with an expected shortfall model and new, more risk sensitive standardised methodologies which will need to be calculated for the entire book, regardless of whether a firm has permission to use a modelled approach. Capital requirements are expected to increase.

●
Operational risk: The consultation published in March 2016 addresses perceived weakness in the current framework by revising the calculation methodology to include a firm’s past operational losses, including conduct and litigation; capital requirements are expected to increase under these proposals.

●
Pillar 3 disclosures: The ‘Phase 2’ proposal was issued in March 2016 and focused on the consolidation of separate disclosure requirements and initiatives currently in development. A number of initiatives are subject to substantial debate or industry interpretation.

●
Leverage: The comprehensive review is likely to result in changes of approach for leverage exposure, including but not limited to: settlement balances, derivative exposures and off-balance sheet items.

●
MREL: The EBA launched a consultation in July 2016 on the implementation and design of MREL, the EU equivalent of TLAC, but the scope is not limited to G-SIBs. The requirement will be set on a case- by-case basis by the resolution authorities. We currently anticipate initial guidance from the Bank of England on its proposed approach to MREL in the second half of 2016.

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

Capital management disclosures

Refer to Analysis of results - Capital and leverage for information on Capital, RWAs and leverage and the Pillar 3 supplement for capital and leverage relating to significant subsidiaries and also CRR templates.

Capital resources
	End-point CRR basis (1)			PRA transitional basis (1)
	30 June	31 March	31 December	30 June	31 March	31 December
	2016	2016	2015	2016	2016	2015
	£m	£m	£m	£m	£m	£m

Shareholders’ equity (excluding
non-controlling interests)
Shareholders’ equity	52,907	53,377	53,431	52,907	53,377	53,431
Preference shares - equity	(3,305)	(3,305)	(3,305)	(3,305)	(3,305)	(3,305)
Other equity instruments	(2,536)	(2,646)	(2,646)	(2,536)	(2,646)	(2,646)

	47,066	47,426	47,480	47,066	47,426	47,480
Regulatory adjustments and deductions
Own credit	(587)	(371)	(104)	(587)	(371)	(104)
Defined benefit pension fund adjustment	(209)	(458)	(161)	(209)	(458)	(161)
Cash flow hedging reserve	(1,603)	(1,141)	(458)	(1,603)	(1,141)	(458)
Deferred tax assets	(1,040)	(1,075)	(1,110)	(1,040)	(1,075)	(1,110)
Prudential valuation adjustments	(603)	(408)	(381)	(603)	(408)	(381)
Goodwill and other intangible assets	(6,525)	(6,534)	(6,537)	(6,525)	(6,534)	(6,537)
Expected losses less impairments	(831)	(936)	(1,035)	(831)	(936)	(1,035)
Other regulatory adjustments	(14)	(73)	(86)	(14)	(73)	(64)

	(11,412)	(10,996)	(9,872)	(11,412)	(10,996)	(9,850)

CET1 capital	35,654	36,430	37,608	35,654	36,430	37,630

Additional Tier 1 (AT1) capital
Eligible AT1	1,997	1,997	1,997	1,997	1,997	1,997
Qualifying instruments and related
share premium subject to phase out	-	-	-	4,365	4,365	5,092
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	-	1,394	1,394	1,627

AT1 capital	1,997	1,997	1,997	7,756	7,756	8,716

Tier 1 capital	37,651	38,427	39,605	43,410	44,186	46,346

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	6,443	5,960	5,745	7,188	6,406	6,265
Qualifying instruments issued by
subsidiaries and held by third parties	2,585	2,462	2,257	5,855	6,622	7,354

Tier 2 capital	9,028	8,422	8,002	13,043	13,028	13,619

Total regulatory capital	46,679	46,849	47,607	56,453	57,214	59,965

Note:
(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 for the PRA transitional basis.

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Capital flow statement*
The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital during the half year ended 30 June 2016.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m

At 1 January 2016	37,608	1,997	8,002	47,607
Loss for the period	(2,045)	-	-	(2,045)
Own credit	(483)	-	-	(483)
Share capital and reserve movements in respect of employee share schemes	187	-	-	187
Ordinary shares issued	85	-	-	85
Foreign exchange reserve	1,032	-	-	1,032
AFS reserves	(75)	-	-	(75)
Goodwill and intangibles deduction	12	-	-	12
Deferred tax assets	70	-	-	70
Prudential valuation adjustments	(222)	-	-	(222)
Expected loss over impairment provisions	204	-	-	204
Net dated subordinated debt/grandfathered instruments	-	-	(364)	(364)
Foreign exchange movements	-	-	1,390	1,390
Other movements	(719)	-	-	(719)

At 30 June 2016	35,654	1,997	9,028	46,679

*Not within the scope of Ernst & Young LLP’s review report.
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Appendix 1 Capital and risk management

Loss absorbing capital*
The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries.

	At 30 June 2016				31 December 2015
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	35.7	35.7	35.7	35.7	37.6	37.6	37.6	37.6

Tier 1 capital: end point CRR compliant AT1
of which: RBSG plc (holdco)	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0
of which: RBSG operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	2.0	2.0	2.0	2.0	2.0	2.0	2.0	2.0

Tier 1 capital: non-end point CRR compliant
of which: holdco	6.1	6.4	6.0	4.7	6.0	6.0	5.9	4.6
of which: opcos	0.3	0.3	0.3	0.3	2.5	2.5	2.5	0.3
	6.4	6.7	6.3	5.0	8.5	8.5	8.4	4.9

Tier 2 capital: end point CRR compliant
of which: holdco	6.5	7.0	6.4	5.2	5.8	5.9	5.7	4.4
of which: opcos	5.8	6.0	4.0	5.4	5.1	5.5	3.8	5.5
	12.3	13.0	10.4	10.6	10.9	11.4	9.5	9.9

Tier 2 capital: non-end point CRR compliant
of which: holdco	0.3	0.3	0.2	0.1	0.3	0.3	0.2	0.1
of which: opcos	3.6	3.9	2.7	3.2	3.3	3.6	3.0	2.9
	3.9	4.2	2.9	3.3	3.6	3.9	3.2	3.0

Senior unsecured debt securities issued by:
RBSG holdco	5.9	6.0	-	3.3	4.9	5.0	-	2.9
RBSG opcos	13.7	14.3	-	-	17.7	18.1	-	-
	19.6	20.3	-	3.3	22.6	23.1	-	2.9
Total	79.9	81.9	57.3	59.9	85.2	86.5	60.7	60.3

RWAs				245.2				242.6
Leverage exposure				720.7				702.5

LAC as a ratio of RWAs				24.4%				24.9%
LAC as a ratio of leverage exposure				8.3%				8.6%

Notes:
(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the TLAC/MREL criteria.
(3)
LAC value reflects RBS’s interpretation of the 9 November 2015 FSB Term Sheet on TLAC and the Bank of England’s consultation on their approach to setting MREL, published on 11 December 2015. MREL policy and requirements remain subject to further consultation, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the TLAC/MREL criteria.

(4)	Corresponding shareholders’ equity was £52.9 billion (31 December 2015 - £53.4 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

*Not within the scope of Ernst & Young LLP’s review report.
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Risk-weighted assets*
The tables below analyse the movement in RWAs on the end-point CRR basis during the half year, by key drivers.
	Credit risk RWAs
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2016	166.4	23.4	189.8
Foreign exchange movement	7.5	-	7.5
Business movements	(3.5)	3.1	(0.4)
Risk parameter changes	2.3	(1.2)	1.1
Methodology changes	(0.2)	-	(0.2)
Model updates	0.7	1.1	1.8
Other changes	(0.7)	(0.3)	(1.0)

At 30 June 2016	172.5	26.1	198.6

Modelled (1)	135.3	23.0	158.3
Non-modelled	37.2	3.1	40.3

	172.5	26.1	198.6

	Market risk RWAs			Operational
	CIB	Other	Total	risk RWAs	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2016	13.8	7.4	21.2	31.6	52.8
Business and market movements	(0.4)	0.1	(0.3)	(5.9)	(6.2)

At 30 June 2016	13.4	7.5	20.9	25.7	46.6

Modelled (1)	11.5	5.0	16.5	-	16.5
Non-modelled	1.9	2.5	4.4	25.7	30.1

	13.4	7.5	20.9	25.7	46.6

Note:
(1)
Modelled refers to advanced internal ratings (AIRB) basis for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to Commercial Banking (£62.5 billion).

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

Risk-weighted assets* (continued)
The table below analyses the movement in end-point CRR RWAs by segment during the half year.

		Ulster							Central
		Bank	Commercial	Private			Capital		items
	UK PBB	RoI	Banking	Banking	RBSI	CIB	Resolution	W&G	& other	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 1 January 2016	33.3	19.4	72.3	8.7	8.3	33.1	49.0	9.9	8.6	242.6
Foreign exchange movement	-	2.3	1.5	-	0.5	0.3	2.5	-	0.4	7.5
Business movements	0.5	(0.2)	2.7	0.2	0.8	2.6	(6.4)	(0.2)	(6.6)	(6.6)
Risk parameter changes (1)	3.9	(0.8)	(0.1)	-	-	0.1	(2.1)	0.2	(0.1)	1.1
Methodology changes	-	-	-	(0.1)	-	-	(0.1)	-	-	(0.2)
Model updates (2)	0.1	-	0.2	-	-	0.6	0.5	-	0.4	1.8
Other changes	(0.8)	0.2	0.9	(0.7)	-	-	(1.1)	-	0.5	(1.0)

At 30 June 2016	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2

Credit risk
- non-counterparty	29.1	19.7	71.0	7.0	8.9	4.6	22.7	8.5	1.0	172.5
- counterparty	-	0.1	-	-	-	14.7	11.2	-	0.1	26.1
Market risk	-	-	-	-	-	13.4	5.6	-	1.9	20.9
Operational risk	7.9	1.1	6.5	1.1	0.7	4.0	2.8	1.4	0.2	25.7

Total RWAs	37.0	20.9	77.5	8.1	9.6	36.7	42.3	9.9	3.2	245.2

Notes:
(1)	Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD).
(2)	Credit risk models were updated during the year including: - UK PBB: non standard LGD model for mortgages and business banking EAD model. - CIB: large corporate PD model.

Key points
●	The CET1 ratio of 14.5% decreased by 100 basis points which reflected a decrease in CET1 capital (£2.0 billion) and higher RWAs (£2.6 billion).
●
RWAs increased by £2.6 billion to £245.2 billion in H1 2016, primarily as a result of adverse exchange rate movements (£7.5 billion) and risk parameter recalibrations (£1.1 billion) negating the improvements in operational risk RWAs (£5.9 billion).

●
The foreign exchange movement occurred primarily in Capital Resolution (£2.5 billion), Ulster Bank RoI (£2.3 billion) and Commercial Banking (£1.5 billion) as sterling weakened against major currencies following the EU Referendum.

●
The annual operational risk recalculation resulted in a decrease of £2.0 billion and a further £3.9 billion reduction relating to the removal of the element relating to Citizens, following PRA approval.

●	UK PBB RWAs increased by £3.7 billion following ongoing UK mortgage PD calibration and loan growth. This was partially offset by the transfer of Northern Ireland loans to Commercial Banking.
●	Growth in both new and existing lending and the transfer of Northern Ireland loans from UK PBB were the key contributors to the £5.2 billion increase in Commercial Banking.
●	RWAs in CIB increased by £3.6 billion reflecting market volatility, foreign exchange movements alongside implementation of new risk metric models.
●	Private Banking RWAs decreased by £0.6 billion primarily due to mortgage calibration improvements relating to buy-to-let mortgages.
●
Capital Resolution RWAs continued to decrease in line with risk reduction strategy with RWAs falling by £6.7 billion. Reductions were across portfolios, the largest in Markets (£3.1 billion) relating to derivative restructuring, Global Transaction Services exits and run-off (£1.4 billion) and some of the Shipping portfolio being impaired following difficult market conditions and a fall in vessel values (£1 billion).

●	The Central items decrease of £5.4 billion is significantly driven by the operational risk reduction relating to Citizens.

*Not within the scope of Ernst & Young LLP’s review report.
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Appendix 1 Capital and risk management

Liquidity and funding risk
Liquidity and funding risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to Capital and risk management - Liquidity and funding risk in the 2015 Annual Report and Accounts.

Regulatory developments
The UK liquidity regime follows the EU CRD IV framework which is expected to remain in force within the UK legal framework for the foreseeable future. RBS will continue to monitor the regulatory landscape with respect to liquidity as it evolves following the result of the EU Referendum.

Liquidity risk
Key metrics*
The table below sets out the key liquidity and related metrics monitored by RBS.

	30 June	31 March	31 December
	2016	2016	2015

Liquidity portfolio	£153bn	£157bn	£156bn
Stressed outflow coverage (SCR) (1)	213%	218%	227%
LCR (2)	116%	121%	136%
NSFR (3)	119%	119%	121%
Loan:deposit ratio	92%	90%	89%

Notes:
(1)
RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS’ ILAA. This assessment is performed in accordance with PRA guidance.

(2)
On 1 October 2015 the LCR became the PRA’s primary regulatory liquidity standard. It is a Pillar 1 metric to which the PRA apply Pillar 2 add-ons. UK banks are required to meet a minimum standard of 80% initially rising to 100% by 1 January 2018. The published LCR excludes Pillar 2 add-ons. RBS calculates the LCR using its own interpretations of the EU LCR Delegated Act, which may change over time and may not be fully comparable with those of other financial institutions.

(3)
BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018. Pending further guidelines from the EU and the PRA, RBS uses the definitions and proposals from the BCBS paper and internal interpretations, to calculate the NSFR. Consequently RBS’s ratio may change over time and may not be comparable with those of other financial institutions.

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

Liquidity portfolio
The table below shows the liquidity portfolio by product, liquidity value and by carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end			Average
	UK DoLSub (1)	Other	Total	Quarter	H1 2016
30 June 2016	£m	£m	£m	£m	£m

Cash and balances at central banks	52,758	2,873	55,631	57,380	61,037
Central and local government bonds
AAA rated governments	4,712	644	5,356	4,362	4,144
AA- to AA+ rated governments and US agencies	19,781	1,293	21,074	22,059	23,172

	24,493	1,937	26,430	26,421	27,316

Primary liquidity	77,251	4,810	82,061	83,801	88,353
Secondary liquidity (2)	69,456	1,261	70,717	66,083	65,642

Total liquidity value	146,707	6,071	152,778	149,884	153,995

Total carrying value	173,235	6,274	179,509

31 December 2015					FY 2015

Cash and balances at central banks	67,790	1,611	69,401	70,978	69,736
Central and local government bonds
AAA rated governments	3,201	1,098	4,299	4,254	5,263
AA- to AA+ rated governments and US agencies	18,238	3,216	21,454	23,597	22,546
Below AA rated governments	-	-	-	-	46
Local government	-	-	-	-	12

	21,439	4,314	25,753	27,851	27,867

Primary liquidity	89,229	5,925	95,154	98,829	97,603
Secondary liquidity (2)	59,201	1,369	60,570	57,841	57,654

Total liquidity value	148,430	7,294	155,724	156,670	155,257

Total carrying value	181,240	7,494	188,734

Notes:
(1)
The PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub) comprising RBS’s five licensed deposit-taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company plc. In addition, certain of RBS’s significant operating subsidiaries - RBS N.V. and Ulster Bank Ireland DAC - hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.
(3)	FY 2015 average includes Citizens up to the date of deconsolidation; excluding Citizens: £143,945 million.

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Appendix 1 Capital and risk management

Funding risk
The composition of RBS’s balance sheet is a function of the broad array of product offerings and diverse markets served by its core businesses. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below summarises the key funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 June 2016	14.7	38.3	55.1	78.6	7.8	(8.3)	(0.5)
31 March 2016	16.6	39.9	58.9	82.3	8.4	(8.9)	(0.5)
31 December 2015	17.2	37.6	58.7	79.1	7.7	(7.3)	0.4
30 September 2015	16.8	39.0	65.9	88.1	8.4	(10.2)	(1.8)
30 June 2015 (4)	25.0	47.0	76.4	98.4	13.5	(12.3)	1.2

Notes:
(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.
(4)	Incorporating Citizens short-term and total wholesale funding including and excluding derivative collateral of £4.5 billion and £5.9 billion respectively.

The table below shows the carrying values of the principal funding sources.

	30 June 2016			31 December 2015
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	23,576	-	23,576	20,367	-	20,367
other deposits (1)	7,576	236	7,812	7,336	359	7,695

	31,152	236	31,388	27,703	359	28,062
Debt securities in issue
certificates of deposit	271	58	329	742	202	944
medium-term notes	5,042	14,994	20,036	6,639	15,540	22,179
covered bonds	737	3,840	4,577	2,171	3,414	5,585
securitisations	3	2,203	2,206	4	2,438	2,442

	6,053	21,095	27,148	9,556	21,594	31,150
Subordinated liabilities	1,066	19,047	20,113	323	19,524	19,847

Notes issued	7,119	40,142	47,261	9,879	41,118	50,997

Wholesale funding	38,271	40,378	78,649	37,582	41,477	79,059

Customer deposits
derivative cash collateral (2)	13,005	-	13,005	10,373	-	10,373
financial institution deposits	50,479	984	51,463	45,134	1,226	46,360
personal deposits	158,239	2,449	160,688	154,066	3,212	157,278
corporate deposits	129,511	1,182	130,693	130,514	1,466	131,980

Total customer deposits	351,234	4,615	355,849	340,087	5,904	345,991

Total funding excluding repos	389,505	44,993	434,498	377,669	47,381	425,050
Total repos			40,881			37,378
Total funding including repos			475,379			462,428

Notes:
(1)	Includes £0.8 billion relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long Term Refinancing Operations.
(2)	Cash collateral includes £10,948 million (31 December 2015 - £9,504 million) from financial institutions.

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Appendix 1 Capital and risk management

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of RBS’s credit risk framework, governance, policies and methodologies refer to Capital and risk management - Credit risk in the 2015 Annual Report and Accounts.

Key developments: Exposure measure
RBS has changed its measure of credit risk exposure from Credit Risk Assets (CRA) to current exposure and potential exposure. The table below summarises the differences between these measures.

	CRA	Current exposure	Potential exposure
Lending exposure Comprises cash balances at central banks as well as loans and advances to banks and customers.	Drawn balances (gross of impairment provisions).	Drawn balances.	Legally committed limits. (1)
Measured net of individual, collective and latent provisions unless otherwise stated.
Counterparty exposure
Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Calculations are gross of credit value adjustments.
		Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and net of legally enforceable financial collateral. (2)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon. (1,2)
Current and potential exposure are measured net of credit valuation adjustments (CVA) unless otherwise stated.
Contingent obligations Primarily letters of credit and guarantees.	Drawn balance	Drawn balance.	Legally-committed amount. (1)

Exclusions	●	Trading book bonds	●	Trading book bonds.
	●	Equity securities	●	Equity securities.
	●	Settlement risk	●	Settlement risk.
	●	Intra-group credit exposures	●	Suretyships.
	●	Securities financing transactions (repos)	●	Intra-group credit exposures.
	●	Banking book debt securities
Other			●	Net of cash and gold collateral.
			●	Current exposure and potential exposure are reported against the guarantor of a transaction to reflect the transfer of risk.

Notes:
(1)	Cannot be less than current exposure.
(2)	Current exposure and potential exposure for exchange-traded derivatives are defined as Exposure At Default (EAD).

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Appendix 1 Capital and risk management

Key developments: Exposure measure (continued)
The disclosures that follow use the current exposure or potential exposure measure as indicated. Comparatives have been restated.

Comparing the current exposure measure to the previous CRA measure, the following changes are noted:
●
Exposures to the Sovereign sector are higher. This is primarily due to the inclusion of government bond exposure held in the banking book and managed in Treasury and Capital Resolution. The increased current exposure value, compared to CRA, is also a result of risk transfer related to guarantees (pledged by sovereign customers) for obligors active in other sectors.

●	In the Banks & Other Financial Institutions sector, the netting of financial collateral reduced the current exposure value compared to CRA. Risk transfer also reduced current exposure compared to CRA.
●	Outside these sectors, the impact of risk transfer is less material. However, the impact of netting impairment provisions means that for most other wholesale sectors current exposure is less than CRA.

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Appendix 1 Capital and risk management

Credit risk: Management basis
Key loan portfolios*
The table below summarises current exposure, net of provisions and after risk transfer, by sector and geographic region(1).

30 June 2016		Wholesale
		Banks &			Natural	Retail &
	Personal	Other FIs	Sovereign(6)	Property	Resources	Leisure	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m

UK	142,737	21,531	49,970	38,928	8,136	15,694	39,309	316,305
RoI (2)	15,064	582	2,339	987	511	1,008	2,243	22,734
Other Western Europe	519	9,510	34,218	2,512	2,580	1,254	5,189	55,782
US	307	9,067	19,973	536	809	633	2,676	34,001
RoW (3)	1,434	6,863	5,429	833	799	330	6,435	22,123

Total	160,061	47,553	111,929	43,796	12,835	18,919	55,852	450,945

Flow into forbearance (4)	829	4	-	621	472	307	876	3,109
Provisions	2,637	69	1	1,541	269	618	1,321	6,456
- Individual & Collective	2,191	61	-	1,501	260	567	1,244	5,824
- Latent	446	8	1	40	9	51	77	632
AQ10 (5)	4,277	628	-	1,916	370	144	1,235	8,570

31 December 2015**

UK	136,024	21,187	60,068	37,328	7,386	14,857	37,929	314,779
RoI (2)	13,440	433	1,624	692	436	1,125	1,635	19,385
Other Western Europe	548	9,481	33,942	2,408	2,144	899	6,002	55,424
US	301	8,121	21,819	622	864	767	2,530	35,024
RoW (3)	2,806	7,050	6,141	808	952	469	7,974	26,200

Total	153,119	46,272	123,594	41,858	11,782	18,117	56,070	450,812

Flow into forbearance (4)	1,829	85	-	1,035	643	368	1,044	5,004
Provisions	3,003	73	1	2,282	133	661	987	7,140
- Individual & Collective	2,613	60	-	2,232	124	601	924	6,554
- Latent	390	13	1	50	9	60	63	586
AQ10 (5)	3,765	769	1	2,284	149	223	1,062	8,253

Notes:
(1)	Within the Credit Risk key loan portfolios section, unless otherwise stated, geographic region is based on country of operation.
(2)	RoI: Republic of Ireland
(3)	Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(4)	Completed during the period.
(5) (6)	Net of provisions. Includes exposures to central governments, central banks and sub-sovereigns such as local authorities.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
A breakdown of asset quality (AQ) on a current exposure basis, net of provisions and after risk transfer, is set out below.**

http://www.rns-pdf.londonstockexchange.com/rns/3368G_1-2016-8-5.pdf

Note:
(1)
AQ10 represents exposure with a 100% probability of default. For further information regarding AQ band classifications refer to the Capital and risk management section on page 188 of the 2015 Annual Report and Accounts.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Key points
The following commentary refers to current exposure, net of provisions and after risk transfer. In this section, the following key portfolios are discussed in more detail:
	○	Commercial Real Estate (CRE) (in Property);
	○	Oil & Gas (in Natural Resources);
	○	Shipping (in Other); and
	○	Mortgages (in Personal).
● ● ● ● ● ● ●
The increase in the overall portfolio reflected the significant appreciation of both the euro and US dollar against sterling, primarily following the EU Referendum.
Excluding the impact of foreign exchange movements overall current exposure decreased by 3%. This was driven by a risk reduction and disposal strategy, particularly outside the UK and Western Europe. Current exposure to UK customers and counterparties represents 70% of the total, an increase from 68% at 31 December 2015 on a constant currency basis.
Portfolio asset quality has slightly weakened due to challenging market conditions in the Oil & Gas, Mining & Metals and Shipping sectors. Asset quality was also affected by recalibrations in the PD models for Banks, Local Authorities, Property, Housing Associations, Housebuilders and Mortgages.
The decrease in exposure to Sovereigns reflected liquidity management activities.
In the Property portfolio, 35% of exposure is not related to CRE. This comprises exposure of £9.3 billion (31 December 2015 - £8.9 billion) to Housing Associations, £4.5 billion to Construction (31 December 2015 - £4.7 billion) and £1.8 billion to the Building Materials sub-sector (31 December 2015 - £1.6 billion).
In Other, exposure to the Automotive sector decreased from £5.5 billion to £5.0 billion. AQ10 exposure net of provisions totalled £30 million (31 December 2015 - £39 million). Total provisions excluding latent provisions were £52 million (31 December 2015 - £32 million).
The composition of the Retail & Leisure portfolio remained broadly unchanged from 31 December 2015. Forbearance increased during the period driven by a number of individually material cases, while the volume of customers receiving forbearance decreased. Total provisions excluding latent provisions were £561 million (31 December 2015 - £601 million). Credit quality improved with AQ10 exposure, net of provisions, totalling £150 million (31 December 2015 - £223 million).

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Commercial Real Estate (CRE)
The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding, housing associations, construction and building materials). For more information, refer to the CRE section on page 195 of the 2015 Annual Report and Accounts.

A dedicated CRE portfolio controls team is responsible for portfolio strategy, credit risk appetite and policies, as well as oversight of valuations and environmental frameworks. The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

The table below provides a breakdown of the lending exposure within the CRE portfolio on a current exposure basis, net of provisions and after risk transfer.

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

30 June 2016
UK	16,768	4,011	20,779	484	3,350	3,834	24,613
RoI	446	203	649	28	89	117	766
Other Western Europe	685	25	710	-	34	34	744
US	182	1	183	-	-	-	183
Rest of World	58	9	67	2	56	58	125

	18,139	4,249	22,388	514	3,529	4,043	26,431

Of which: Capital Resolution	1,099	45	1,144	1	95	96	1,240
Williams & Glyn	2,047	608	2,655	106	563	669	3,324

31 December 2015**

UK	15,825	4,173	19,998	613	3,251	3,864	23,862
RoI	342	95	437	24	80	104	541
Other Western Europe	597	8	605	15	1	16	621
US	241	1	242	-	-	-	242
Rest of World	211	12	223	5	13	18	241

	17,216	4,289	21,505	657	3,345	4,002	25,507

Of which: Capital Resolution	1,318	47	1,365	50	104	154	1,519
Williams & Glyn	2,080	644	2,724	82	483	565	3,289

Note:
(1)	Geography splits are based on country of collateral risk.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

Appendix 1 Capital and risk management

Key loan portfolios* (continued)
			Other
			Western
	UK	ROI	Europe	US	RoW	Total
By sub-sector	£m	£m	£m	£m	£m	£m

30 June 2016
Residential	7,361	292	59	1	65	7,778
Office	3,213	131	500	53	13	3,910
Retail	4,658	101	47	-	5	4,811
Industrial	2,898	38	-	-	-	2,936
Mixed/other	6,483	204	138	129	42	6,996

	24,613	766	744	183	125	26,431

31 December 2015**

Residential	7,424	175	9	1	25	7,634
Office	2,938	76	398	85	62	3,559
Retail	4,497	93	85	19	22	4,716
Industrial	2,600	36	39	-	7	2,682
Mixed/other	6,403	161	90	137	125	6,916

	23,862	541	621	242	241	25,507

A breakdown of the Commercial Banking UK investment portfolio by UK region at 30 June 2016 is set out below.
UK Region (1)	Proportion
Greater London	25%
Portfolio (2)	25%
Midlands	12%
South East	12%
North	11%
Scotland	8%
Rest of UK	7%

Notes:
(1)	Based on management estimates using the postcode of the security. Percentages are based on current exposure gross of provisions.
(2)	Portfolio includes lending secured against property portfolios comprising numerous properties across multiple UK locations.

Key points
The following commentary refers to current exposure, net of provisions and after risk transfer.
●
Lending to the CRE sector in the UK increased to £24.6 billion at 30 June 2016 compared to £23.9 billion at 31 December 2015. However, the growth slowed significantly in the second quarter of 2016. CPB and PBB businesses have appetite to support activity in the sector. Credit underwriting standards have been tightened and appetite for certain sub-sectors moderated. There were no single-name concentration breaches.

●
New business is monitored and controlled against agreed underwriting standards. Agreed bank-wide and business franchise portfolio sector limits are in place, with Sub-sector and asset class limits being used to restrict exposure to emerging risks when appropriate. This activity is reviewed and monitored on a regular basis. In addition, market indices are monitored and risk appetite is adjusted if considered appropriate.

●
The majority of non-legacy CRE exposure is within Commercial Banking (£18.5 billion, 31 December 2015 - £17.9 billion). Lending applications are reviewed by specialist CRE transactional credit teams, including a dedicated development team. Lending guidelines and policy are informed by lessons learned from the 2008 financial crisis.

●	In the commercial investment sub-sector, new business activity in H1 2016 (including refinancings and increases) in Commercial Banking had a weighted average LTV of 46%.
●	The increase in exposure in RoI and Western Europe was primarily due to foreign exchange movements.
*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

Appendix 1 Capital and risk management

Key loan portfolios* (continued)
CRE exposure by LTV band
The table below provides a breakdown of the CRE investment portfolio by LTV band on a current exposure basis, net of provisions and after risk transfer.
	UK			RoI			Total (3)
	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

30 June 2016
<= 50%	10,180	50	10,230	73	2	75	10,406	52	10,458
> 50% and <= 70%	5,962	131	6,093	100	2	102	6,096	133	6,229
> 70% and <= 80%	565	100	665	78	2	80	643	102	745
> 80% and <= 90%	248	156	404	23	-	23	275	156	431
> 90% and <= 100%	209	47	256	23	-	23	232	48	280
> 100% and <= 110%	159	61	220	12	1	13	172	65	237
> 110% and <= 130%	62	77	139	31	6	37	93	381	474
> 130% and <= 150%	57	32	89	10	8	18	67	52	119
> 150%	113	79	192	42	18	60	156	99	255

Total with LTVs	17,555	733	18,288	392	39	431	18,140	1,088	19,228
Total portfolio average LTV (1)	49%	120%	53%	95%	335%	165%	50%	143%	58%
Minimal security (2)	9	1	10	-	-	-	9	1	10
Other	2,366	115	2,481	178	40	218	2,710	440	3,150
Development (4)	3,617	217	3,834	67	50	117	3,759	284	4,043
	23,547	1,066	24,613	637	129	766	24,618	1,813	26,431

31 December 2015**
<= 50%	9,558	70	9,628	60	2	62	9,896	72	9,968
> 50% and <= 70%	5,691	114	5,805	103	2	105	5,964	116	6,080
> 70% and <= 80%	639	124	763	35	1	36	685	125	810
> 80% and <= 90%	323	115	438	26	2	28	353	376	729
> 90% and <= 100%	134	149	283	9	1	10	143	150	293
> 100% and <= 110%	127	74	201	22	1	23	149	75	224
> 110% and <= 130%	187	108	295	34	5	39	221	122	343
> 130% and <= 150%	30	44	74	13	6	19	44	65	109
> 150%	216	173	389	37	19	56	253	199	452

Total with LTVs	16,905	971	17,876	339	39	378	17,708	1,300	19,008
Total portfolio average LTV (1)	51%	167%	60%	94%	315%	164%	52%	167%	63%
Minimal security (2)	1	3	4	-	1	1	2	4	6
Other	2,002	116	2,118	34	24	58	2,253	238	2,491
Development (4)	3,551	313	3,864	67	37	104	3,641	361	4,002
	22,459	1,403	23,862	440	101	541	23,604	1,903	25,507
Notes:
(1)	Weighted average by current exposure gross of provisions.
(2)
Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(3)	Total includes regions other than UK and RoI.
(4)	The exposure in Development relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points
●
The reduction in portfolio average LTV is primarily the result of reductions through repayments, asset sales and write-offs of legacy non-performing assets from Ulster Bank RoI, Commercial Banking and CIB. Remaining exposures with LTVs greater than 100% are predominantly legacy exposures originated before the 2008 financial crisis.

●	The exposure in Other relates predominantly to lending to large corporate entities. It is not asset-backed but lent against corporate balance sheets.
●	Interest payable on outstanding loans was covered 3.4x and 1.6x in Commercial Banking UK and Capital Resolution respectively (unchanged since 31 December 2015).
*Not within scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
A breakdown of the asset quality of the CRE portfolio is provided below, on a current exposure basis, net of provisions and after risk transfer.**

http://www.rns-pdf.londonstockexchange.com/rns/3368G_2-2016-8-5.pdf

Note:
(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each column represents the total potential exposure for that AQ band

Key point
●
Probability of default models for the Property and Housebuilders sectors have been updated. This recalibration, rather than deterioration in underlying risk, has resulted in downward ratings migrations across asset quality bands.

A breakdown of CRE portfolio lending, gross of provision and after risk transfer, risk elements in lending (REIL) and provisions is provided below.

	Total		Commercial Banking		Capital Resolution
	30 June	31 December	30 June	31 December	30 June	31 December
	2016	2015	2016	2015	2016	2015
CRE loans, REIL and provisions	£m	£m	£m	£m	£m	£m

Lending (gross of provisions)	27,695	27,561	19,075	18,178	1,487	2,842
Of which REIL	2,479	3,560	1,032	1,050	756	1,951
Provisions	1,264	2,054	422	305	247	1,323
REIL as a % of gross loans to customers	9.0%	12.9%	5.4%	5.8%	50.8%	68.6%
Provisions as a % of REIL	51%	58%	41%	29%	33%	68%

Key points
●	While lending has increased, non-performing legacy exposure (mostly managed in Capital Resolution) continued to reduce through run-off, divestment and write-offs.
●	The non-performing assets in Commercial Banking are predominantly legacy deals originated before the financial crisis.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.
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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Natural Resources
Exposure to the Natural Resources sector, on both a current exposure and potential exposure basis, is summarised below, net of provisions and after risk transfer.
	30 June 2016				31 December 2015**
		Of which:		Of which:		Of which:		Of which:
		Capital		Capital		Capital		Capital
	CE	Resolution	PE	Resolution	CE	Resolution	PE	Resolution
	£m	£m	£m	£m	£m	£m	£m	£m

Oil & Gas	3,298	902	6,356	1,213	3,544	1,539	6,798	2,117
Mining & Metals	816	188	1,941	299	729	237	1,823	391
Electricity	3,374	1,135	8,583	1,522	2,851	1,128	7,683	1,773
Water & Waste	5,347	3,407	8,665	5,661	4,657	1,648	8,261	3,039

	12,835	5,632	25,545	8,695	11,781	4,552	24,565	7,320

Commodity Traders	564	65	1,080	71	900	444	1,320	452
Of which: Natural Resources	427	41	759	48	521	212	752	212

Oil & Gas
Exposure to the Oil & Gas sector, measured on a potential exposure basis net of provisions and after risk transfer, is summarised in the tables below.

			Other
			Western
	UK	RoI	Europe	US	RoW (1)	Total
30 June 2016	£m	£m	£m	£m	£m	£m

Producers (incl. integrated oil companies)	882	63	1,350	44	225	2,564
Oilfield service providers	746	10	675	265	82	1,778
Other wholesale and trading activities	432	90	554	52	281	1,409
Refineries	22	-	-	357	4	383
Pipelines	98	4	103	9	8	222
	2,180	167	2,682	727	600	6,356

Of which:
National oil companies	-	-	-	-	58	58
Integrated oil companies	389	-	812	146	50	1,397
Exploration & Production	274	-	143	43	131	591

31 December 2015**

Producers (incl. integrated oil companies)	1,177	51	1,028	275	256	2,787
Oilfield service providers	700	10	678	279	51	1,718
Other wholesale and trading activities	450	76	475	45	432	1,478
Refineries	21	2	-	327	18	368
Pipelines	98	-	310	31	8	447
	2,446	139	2,491	957	765	6,798

Of which:
National oil companies	-	-	21	-	70	91
Integrated oil companies	654	-	868	273	10	1,805
Exploration & Production	338	-	38	130	118	624

Note:
(1)	Rest of world comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

Appendix 1 Capital and risk management

Key loan portfolios* (continued)

A breakdown of asset quality (AQ) for the Oil & Gas portfolio, on a current exposure and potential exposure basis, net of provisions and after risk transfer. is set out below**.

http://www.rns-pdf.londonstockexchange.com/rns/3368G_3-2016-8-5.pdf

Note:
(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each column represents the total potential exposure for that AQ band.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)

Key points
●
The composition of the Oil & Gas portfolio remained broadly unchanged from 31 December 2015. Exposure decreased by 6.5% due to active credit management and the continued run-off of the North American and APAC portfolios.

●
Credit quality for the portfolio deteriorated slightly, consistent with broader sector trends. At 30 June 2016, 69% of the exposure (31 December 2015 - 76%) was investment grade (AQ1-AQ4 or equivalent to BBB- and above). As well as exposure reduction in the AQ1-AQ4 bands during the normal course of business - and the continued run-off of the North American and APAC portfolios - the change in credit profile was the result of migration from investment grade to sub-investment grade for certain exposures.

●	RBS had no high-yield bond or loan underwriting positions as at 30 June 2016.
●
There were a number of forbearance arrangements totalling £554 million. These predominantly involved the relaxation of financial covenants to give customers more financial flexibility given the current environment. Most of the forbearance related to customers in the Exploration & Production and Oilfield Services sub-sectors where earnings have been more immediately and materially affected by the downturn in the Oil & Gas sector.

●
At 30 June 2016, total provisions excluding latent provisions were £153 million (31 December 2015 - £49 million). New provisions were due to the credit deterioration of a small number of material exposures, primarily in the Exploration & Production sub-sector.

●
AQ10 exposure net of provisions was £207 million (31 December 2015 - £47 million). In addition, exposures not transferred to AQ10 but classified as Risk of Credit Loss (1) totalled £30 million. These were managed by Restructuring.

Note:
(1)
In accordance with the revised problem debt management framework, these are non-defaulted exposures that present a potential credit loss in the next 12 months, should mitigating action not be successful or not taken at all.

*Not within the scope of Ernst & Young LLP’s review report.

Appendix 1 Capital and risk management

Key loan portfolios* (continued)

Mining & Metals
A breakdown of asset quality for the Mining & Metals portfolio, on a current exposure and potential exposure basis, net of provisions and after risk transfer is set out below**.

http://www.rns-pdf.londonstockexchange.com/rns/3368G_4-2016-8-5.pdf

Note:
(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each column represents the total potential exposure for that AQ band.

Key points
●
Overall exposure to Mining & Metals increased by £87 million to £816 million on a current exposure basis and by £118 million to £1.9 billion on a potential exposure basis. The increase mainly driven by foreign exchange movements (64% of the portfolio is denominated in US dollars). Excluding the impact of foreign exchange movements, exposure decreased by 2.5%.

●
Market conditions in the Mining & Metals sector continued to be challenging, resulting in a deterioration in credit quality. Companies in the Mining & Metals sector have reported lower revenues as a result of lower commodity prices. This has had an adverse impact on EBITDA and leverage. At 30 June 2016, 49% (31 December 2015 - 64%) of the portfolio exposure was investment grade (AQ1-AQ4 or equivalent to BBB- and above). Most of the exposure is to market leaders in the sector with globally diversified operations and revenues.

●	Exposures in the Mining & Metals portfolio classified as Risk of Credit Loss totalled £0.4 million.
●	Provisions (excluding latent provisions) increased by £13.0 million to £35.6 million (31 December 2015 - £22.6 million).
●
At 30 June 2016, AQ10 exposure on a potential exposure basis, net of provisions was £82.0 million (31 December 2015 - £20.8 million). The rise in AQ10 exposure and the increase in provisions mainly resulted from a single material exposure.

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Appendix 1 Capital and risk management

Shipping
Exposure to the Shipping sector, on a current exposure and potential exposure basis, is summarised in the table below.

	30 June 2016				31 December 2015**
		Of which:		Of which:		Of which:		Of which:
	Current	Capital	Potential	Capital	Current	Capital	Potential	Capital
	Exposure	Resolution	Exposure	Resolution	Exposure	Resolution	Exposure	Resolution
	£m	£m	£m	£m	£m	£m	£m	£m
Shipping	6,765	5,945	7,246	6,049	6,776	6,162	7,301	6,309

Exposure secured by ocean-going vessels and managed by Capital Resolution is summarised in the table below on a current exposure basis.

	30 June 2016			31 December 2015**
	Current			Current
	Exposure	AQ10	Provisions (1)	Exposure	AQ10	Provisions (1)
Vessel type	£m (2)	£m (2)	£m	£m (2)	£m (2)	£m

Container	1,291	54	21	1,164	49	10
Dry bulk	2,040	896	379	2,076	275	153
Tanker	1,290	30	-	1,306	-	-
Gas	1,075	-	-	1,160	-	-
Other	376	62	33	362	25	6
Total	6,072	1,042	433	6,068	349	169

Notes:
(1)	Excluding latent provisions.
(2)	To allow identification of underlying vessel types, this exposure is shown prior to the impact of the risk transfer and gross of provisions.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Asset quality for the Shipping sector, on a current exposure and potential exposure basis, net of provisions and after risk transfer is summarised below.**

http://www.rns-pdf.londonstockexchange.com/rns/3368G_5-2016-8-5.pdf

Note:
(1)	PE represents the amount by which potential exposure is larger than current exposure. The total of each stacked column represents the total potential exposure for that AQ band.

Key points
●
Exposure has remained relatively stable at £6.8 billion (current exposure) and £7.3 billion (potential exposure). Excluding the impact of foreign exchange movements, exposure fell by 10%.
Most of the Shipping portfolio related to exposure secured by ocean-going vessels. This was managed in Capital Resolution. The remainder of the exposure related to the Shipbuilders and Inland Water Transport sub-sectors. Excluding the impact of foreign exchange movements exposure decreased due to scheduled loan repayments, secondary sales and prepayments.

●
Conditions remained depressed in the dry bulk market as a result of the continuing oversupply of available tonnage and the slowdown in Chinese commodity imports. Tanker rates fell during H1 2016 and remained profitable but asset values were affected. Employment rates for container vessels continued to deteriorate.

●
The LTV position across the portfolio for ocean-going vessels increased to 93% (31 December 2015 - 85%) primarily as a result of deteriorating asset values in dry bulk, which fell by up to 15% in H1 2016.

●
Continuing challenging market conditions led to an increase in forbearance granted. This mostly related to the relaxation of minimum security covenants due to deteriorating asset prices and totalled £220 million in H1 2016. In addition there was £191 million of forbearance in process, which has not yet reached legal completion.

●
At 30 June 2016, exposures classified as Risk of Credit Loss totalled £78 million. As part of standard credit stewardship, a number of customers were classified as Risk of Credit Loss in July 2016. The majority of these cases were in the dry bulk sector.

●
Total provisions, excluding latent provisions, increased from £169 million to £433 million during the six months to 30 June 2016. This is the result of prolonged poor market conditions, as described above.

●	At 30 June 2016, AQ10 exposure, net of provisions, was £579 million (31 December 2015 - £210 million).
*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.
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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Personal portfolios
This section summarises personal portfolios by type, segment and related credit metrics, on a current exposure basis net of provisions.
Overview of personal portfolios split by product type and segment
	30 June 2016						31 December 2015**
		Ulster						Ulster
	UK	Bank	Private	RBS			UK	Bank	Private	RBS
	PBB	RoI	Banking	International	W&G	Total	PBB	RoI	Banking	International	W&G	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages	111,248	14,376	6,865	2,599	10,716	145,804	104,599	12,713	6,552	2,525	10,430	136,819
Of which:
Interest only variable rate	11,887	416	3,100	711	1,291	17,405	13,252	407	3,025	730	1,388	18,802
Interest only fixed rate	11,088	7	2,578	64	1,227	14,964	9,112	6	2,431	49	1,076	12,674
Mixed (capital and interest only)	5,297	78	5	27	709	6,116	5,380	76	7	29	745	6,237

Buy-to-let	15,916	2,020	622	866	1,362	20,786	14,098	1,762	476	835	1,150	18,321

Forbearance stock: arrears status	3,312	3,217	80	42	474	7,125	3,592	2,930	64	43	514	7,143
- Current	2,824	2,051	76	27	408	5,386	3,089	1,869	64	31	437	5,490
- 1-3 months in arrears	259	601	-	4	39	903	266	538	-	6	44	854
- >3 months in arrears	229	565	4	11	27	836	237	523	-	6	33	799

Provisions against forbearance population	22	609	1	1	6	639	29	585	-	1	7	622
Provisions	177	1,185	3	28	24	1,417	180	1,062	4	18	26	1,290

REIL	793	2,875	21	91	97	3,877	878	2,550	19	63	123	3,633

Other lending (1)	8,942	273	1,817	67	1,056	12,155	8,795	233	3,458	62	958	13,506
Provisions	896	52	27	1	119	1,095	1,028	48	22	1	129	1,228
REIL	943	53	50	9	125	1,180	1,028	49	53	5	140	1,275

Total lending	120,190	14,649	8,682	2,666	11,772	157,959	113,394	12,946	10,010	2,587	11,388	150,325
Mortgage LTV ratios (2)
- Total portfolio	56%	82%	56%	56%	53%	59%	56%	83%	54%	57%	54%	59%
- New business	69%	74%	58%	67%	69%	68%	69%	77%	57%	66%	68%	68%
- Buy-to-let	56%	90%	55%	48%	56%	59%	57%	95%	58%	51%	57%	60%
- Performing	56%	77%	55%	55%	53%	58%	56%	80%	54%	57%	54%	58%
- Non-performing	61%	103%	66%	97%	57%	86%	63%	106%	92%	96%	60%	83%
Notes:
(1)	Other personal lending excludes loans guaranteed by a company and commercial real estate lending to personal customers.
(2)	Weighted by current exposure gross of provisions.

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.
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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Mortgage LTV distribution
		50%	70%	80%	90%	100%	110%	130%		Total with
LTV ratio value	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB
AQ1-AQ9	42,346	39,526	14,569	9,397	2,689	246	174	88	23	109,058	501	109,559
AQ10	541	676	219	131	64	24	11	6	4	1,676	13	1,689
	42,887	40,202	14,788	9,528	2,753	270	185	94	27	110,734	514	111,248
of which: Buy-to-let	5,498	7,586	2,213	415	123	35	30	14	1	15,915	1	15,916

Ulster Bank RoI
AQ1-AQ9	2,671	2,474	1,490	1,345	1,138	1,068	1,706	345	43	12,280	-	12,280
AQ10	250	282	167	184	201	202	421	267	122	2,096	-	2,096
	2,921	2,756	1,657	1,529	1,339	1,270	2,127	612	165	14,376	-	14,376
Private Banking
AQ1-AQ9	2,381	2,947	757	167	58	30	70	48	20	6,478	267	6,745
AQ10	21	51	16	8	9	3	1	2	1	112	8	120
	2,402	2,998	773	175	67	33	71	50	21	6,590	275	6,865
RBS International
AQ1-AQ9	1,126	798	348	213	53	6	10	-	18	2,572	-	2,572
AQ10	6	9	4	1	4	1	-	-	2	27	-	27
	1,132	807	352	214	57	7	10	-	20	2,599	-	2,599
W&G
AQ1-AQ9	4,507	3,765	1,231	780	174	9	1	-	-	10,467	65	10,532
AQ10	74	79	18	10	2	-	-	-	-	183	1	184
	4,581	3,844	1,249	790	176	9	1	-	-	10,650	66	10,716

31 December 2015**
UK PBB
AQ1-AQ9	38,430	38,645	14,372	7,985	2,646	255	174	90	18	102,615	251	102,866
AQ10	483	713	250	152	77	26	12	7	3	1,723	10	1,733
	38,913	39,358	14,622	8,137	2,723	281	186	97	21	104,338	261	104,599
Of which: Buy-to-let	4,374	6,879	2,202	431	131	34	30	14	1	14,096	2	14,098

Ulster Bank RoI
AQ1-AQ9	2,276	2,075	1,222	1,155	1,004	964	1,633	410	49	10,788	-	10,788
AQ10	226	258	153	163	179	178	385	264	119	1,925	-	1,925
	2,502	2,333	1,375	1,318	1,183	1,142	2,018	674	168	12,713	-	12,713
Private Banking
AQ1-AQ9	2,431	2,846	707	147	30	15	1	12	20	6,209	323	6,532
AQ10	3	1	3	1	9	1	1	-	1	20	-	20
	2,434	2,847	710	148	39	16	2	12	21	6,229	323	6,552
RBS International
AQ1-AQ9	985	873	339	190	40	27	19	2	14	2,489	-	2,489
AQ10	5	11	2	3	5	1	3	1	5	36	-	36
	990	884	341	193	45	28	22	3	19	2,525	-	2,525
W&G
AQ1-AQ9	4,113	3,738	1,216	648	174	11	1	-	-	9,901	297	10,198
AQ10	71	100	27	18	8	1	-	-	-	225	7	232
	4,184	3,838	1,243	666	182	12	1	-	-	10,126	304	10,430

* Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)

UK PBB
Key points
●
Gross new mortgage lending amounted to £14.3 billion (excluding £0.4 billion additional lending to existing customers) in H1 2016. New buy-to-let lending was £2.4 billion (31 December 2015 - £3.8 billion). The concentration to buy-to-let lending increased from 13% to 14%. New lending to owner-occupiers during this period was £11.9 billion (31 December 2015 - £18.9 billion). The growth in mortgage lending in H1 2016 was consistent with UK PBB’s growth strategy and risk appetite.

●
The overall credit quality of new business has remained stable in H1 2016. Average LTV for new mortgage lending, weighted by value, was 69%, (31 December 2015 - 69%) and weighted by volume 68% (31 December 2015 - 68%). New buy to let lending had an average LTV weighted by value and volume of 63% (31 December 2015 - 64%). New lending to owner-occupiers had an average LTV weighted by value of 71% (31 December 2015 - 71%) and 69% weighted by volume (31 December 2015 - 69%)

●	Of the total portfolio £28.2 billion related to properties in the south east of England, while £21.4 billion related to properties in Greater London.

The table below summarises UK mortgage exposure by region and LTV.

Mortgage LTV distribution
		50%	70%	80%	90%	100%	110%	130%		Total with	WA
LTV ratio value	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	LTV	Other	Total
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m		£m	£m
South East	12,068	11,150	3,161	1,430	219	4	7	3	-	28,042	52%	112	28,154
Greater London	13,275	6,503	1,015	407	71	1	2	1	-	21,275	45%	124	21,399
Scotland	3,047	3,652	1,622	1,106	412	40	3	-	-	9,882	59%	46	9,928
North West	2,775	3,795	1,681	1,287	282	12	3	2	-	9,837	60%	53	9,890
South West	3,110	3,795	1,564	929	174	5	4	4	-	9,585	57%	44	9,629
West Midlands	1,779	2,685	1,382	991	296	12	2	2	-	7,149	62%	37	7,186
Other	6,833	8,622	4,363	3,378	1,299	196	164	82	27	24,964	63%	98	25,062
Total	42,887	40,202	14,788	9,528	2,753	270	185	94	27	110,734	56%	514	111,248

31 December 2015**
South East	10,402	10,668	3,279	1,410	318	8	7	6	-	26,098	54%	45	26,143
Greater London	11,402	6,426	1,252	418	90	1	2	1	-	19,592	47%	68	19,660
Scotland	3,198	3,775	1,497	840	323	34	2	-	-	9,669	58%	25	9,694
North West	2,475	3,548	1,662	1,162	476	47	5	-	-	9,375	61%	31	9,406
South West	2,850	3,549	1,581	851	217	8	6	5	-	9,067	58%	23	9,090
West Midlands	1,728	2,601	1,301	737	324	17	2	3	-	6,713	61%	23	6,736
Other	6,858	8,791	4,050	2,719	975	166	162	82	21	23,824	62%	46	23,870
Total	38,913	39,358	14,622	8,137	2,723	281	186	97	21	104,338	56%	261	104,599

*Not within the scope of Ernst & Young LLP’s review report.
**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Key loan portfolios* (continued)
Key points
●
Based on the Halifax House Price Index at March 2016, the portfolio average indexed LTV by volume was 50% (31 December 2015 - 50%) and 56% by weighted value of debt outstanding (31 December 2015 - 57%). (The £2.2 billion of Northern Ireland mortgages are indexed against the house price index published by the Office of National Statistics).

●	Fixed interest rate products of varying time durations accounted for approximately 70% of the mortgage portfolio with 2% a combination of fixed and variable rates and the remainder variable rate.
●
Approximately 13% of owner-occupied mortgages were on interest-only terms with a bullet repayment and 5% were on a combination of interest-only and capital and interest. 65% of the buy-to-let mortgages were on interest-only terms and 3% on a combination of interest only and capital and interest.

●	The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls after property sale) reduced from 0.83% at 31 December 2015 to 0.79% at the end of June 2016
●
The flow of new forbearance was £269 million in H1 2016 compared with £285 million) in H1 2015. The value of mortgages subject to forbearance has decreased by 8% since 31 December 2015 to £3.32 billion (equivalent to 3.0% of the total mortgage book) as a result of improved market conditions and methodology changes.

●
The impairment charge was £18 million in H1 2016, compared to a release of £4 million in H2 2015. On an annualised basis the H1 2016 impairment charge represents 0.03% of the mortgage portfolio.  The charge for newly defaulting debt was stable period on period. The overall increase from the prior period was driven by updated model calibrations for provisions on the non-defaulted book, and reduced provision releases associated with lower house price inflation during the period.

●
Other lending relates to credit cards (£3.7 billion), unsecured loans (£3.5 billion) and overdrafts (£1.7 billion). Credit quality of this portfolio remained stable during H1 2016 with an impairment charge of £21 million (H1 2015: £52 million).

*Not within the scope of Ernst & Young LLP’s review report.

Appendix 1 Capital and risk management

Key loan portfolios* (continued)

Ulster Bank RoI
Key points
●
Although the total mortgage portfolio increased by £1.7 billion (13%) from £12.7 billion to £14.4 billion, this was the result of foreign exchange movements. Excluding the impact of exchange rate movements, the portfolio decreased by £0.1 billion (0.9%) from 31 December 2015.

●	Market demand continued to grow, new business in H1 2016 was £363 million which was a 47% increase compared to H1 2015.
●
The interest-rate product mix remained stable with approximately 66% of the mortgage portfolio on tracker-rate products (31 December 2015 - 67%), 21% on variable-rate products (31 December 2015 - 20%) and 13% on fixed rate (31 December 2015 - 13%).

●	The decrease in portfolio average indexed LTV from 83% to 82% reflected positive house price index trends over the last six months.
●
At 30 June 2016, 22% of total mortgage assets (£3.2 billion) were subject to a forbearance arrangement, an increase of 10% from 31 December 2015. Excluding the impact of exchange rate movements, the value of mortgage assets subject to a forbearance arrangement decreased by £109 million (4%). The majority (82%) of forbearance arrangements were less than 90 days in arrears.

●	In H1 2016, 411 customers approached Ulster Bank RoI for the first time for forbearance assistance. This was a decrease of 73% compared to H1 2015.
●
At 30 June 2016, 15% (£2.1 billion) of total mortgage assets were classified as AQ10 (31 December 2015 - 15%, £1.9 billion). Excluding the impact of exchange rate movements, the value of mortgage assets classified as AQ 10 decreased by £87 million (4%).

●	There was an overall release of impairment provisions of £1 million for personal mortgages in H1 2016.

Private Banking
Key points
●	The majority of the Private Banking personal lending portfolio relates to mortgage lending. On a like-for-like basis, the Private Banking mortgage portfolio increased by 5% during H1 2016.
●
Gross new mortgage lending amounted to £1.5 billion in H1 2016. Lending to owner-occupiers during this period was £1.3 billion (31 December 2015 - £2.2 billion) and had an average LTV by weighted value of 57% (31 December 2015 - 54%). Buy-to-let lending was £0.2 billion (31 December 2015 - £0.2 billion) with an average LTV by weighted value of 56% (31 December 2015 - 64%).

●
The number of customers with mortgages in forbearance at 30 June 2016 decreased from 46 to 40 compared to 30 June 2015. In value terms, however, the exposure increased from £49 million to £80 million - although this increase was primarily seen in the offshore business.

●
A total of 97% (£78 million) of forbearance loans were subject to a long-term arrangement (capitalisations, term extensions, economic concessions) at 30 June 2016 (31 December 2015 - 79% or £39 million). Short-term forbearance comprised payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest-only arrangements.

●	The reduction in other personal lending was driven by the disposal of the international private banking business.

*Not within the scope of Ernst & Young LLP’s review report.

Appendix 1 Capital and risk management

Key loan portfolios* (continued)

RBSI
Key points
●
Gross new mortgage lending amounted to £206 million in H1 2016. Lending to owner-occupiers during this period was £127 million (2015 - £63 million) and had an average LTV by weighted value of 70% (2015 - 66%). Buy-to-let lending was £79 million (2015 - £32 million) with an average LTV by weighted value of 62% (2015 - 57%).

●
The number of customers granted forbearance in H1 2016 decreased by 36% compared to H1 2015. A total of £15 million of forborne loans were subject to a long-term arrangement (term extensions) at 30 June 2016 (2015 - £13 million). Short term forbearance comprises covenant breaches, payment suspensions and reduced payments.

Williams & Glyn
Key points
●
Gross new mortgage lending amounted to £1.1 billion in H1 2016. Lending to owner-occupiers during H1 2016 was £0.9 billion (2015 - £1.4 billion) and had an average LTV by weighted value of 71% (31 December 2015 - 70%). Buy-to-let lending was £0.2 billion (2015 - £0.3 billion) with an average LTV by weighted value of 62% (2015 - 64%).

●
Fixed interest rate products of varying time durations accounted for approximately 63% (£6.8 billion) of the mortgage portfolio with 6% (£0.7 billion) a combination of fixed and variable rates and the remainder (£3.3 billion) variable rate.

●
The flow of new forbearance was £35 million in H1 2016 compared £ 30 million in H1 2015. The value of mortgages subject to forbearance decreased by 8% in H1 2016 to £481 million (equivalent to 4% of the total mortgage portfolio) as a result of improved market conditions and methodology changes.

●	Impairment trends were stable. The impairment charge for personal mortgages was £0.5 million in H1 2016 (H1 2015 - £0.6 million).

*Not within the scope of Ernst & Young LLP’s review report.
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Appendix 1 Capital and risk management

Country risk
Country risk is the risk of loss occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all, or many, individual exposures related to a country, country event risk is a concentration risk. Refer to Capital and risk management - Credit risk in the 2015 Annual Report and Accounts for other types of concentration risk such as product, sector or single-name concentration and Country risk for governance, monitoring, management and definitions.

Country exposures
Countries shown below are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 June 2016, and in which current exposure to counterparties operating (or individuals residing) in them exceeded £1 billion. Selected eurozone countries are also included. Figures shown are on a current exposure basis, net of provisions and after risk transfer.
	Personal	Banks &			Natural	Retail &
		other FI	Sovereigns	Property	Resources	Leisure	Other	Total
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m

Southern Europe
Spain	77	112	8	790	494	152	318	1,951
Italy	25	500	71	111	170	16	142	1,035
Portugal	6	102	10	14	159	1	2	294
Cyprus	11	-	-	-	-	-	43	54
Greece	16	-	-	6	-	2	8	32

Southern Europe total	135	714	89	921	823	171	513	3,366

Eurozone other

Germany	68	1,745	20,211	73	217	346	1,211	23,871
Ireland	15,064	582	2,339	987	511	1,008	2,243	22,734
Netherlands	29	2,168	5,650	344	141	194	964	9,490
France	68	2,312	3,340	434	506	209	1,111	7,980
Belgium	20	301	755	134	136	-	198	1,544
Luxembourg	11	474	30	339	6	29	133	1,022
Other	14	268	707	70	28	84	145	1,316

Eurozone	15,409	8,564	33,121	3,302	2,368	2,041	6,518	71,323

Japan	28	577	1,819	-	-	1	336	2,761
India	12	149	776	13	140	3	237	1,330

	Personal	Banks &			Natural	Retail &
		other FI	Sovereigns	Property	Resources	Leisure	Other	Total
31 December 2015**	£m	£m	£m	£m	£m	£m	£m	£m

Southern Europe
Spain	79	58	6	671	526	129	272	1,741
Italy	27	428	52	62	175	18	108	870
Portugal	6	87	10	26	139	1	63	332
Cyprus	12	-	-	-	-	-	38	50
Greece	15	1	-	8	-	2	9	35

Southern Europe total	139	574	68	767	840	150	490	3,028

Eurozone other

Germany	63	1,533	23,801	91	150	172	1,701	27,511
Ireland	13,440	433	1,624	756	437	921	1,788	19,399
Netherlands	30	1,966	4,176	451	94	127	1,137	7,981
France	76	2,309	2,402	357	447	200	1,306	7,097
Belgium	22	702	537	158	44	1	198	1,662
Luxembourg	6	625	21	346	32	28	119	1,177
Other	14	382	609	55	84	11	146	1,301

Eurozone	13,790	8,524	33,238	2,981	2,128	1,610	6,885	69,156

Japan	31	249	1,417	2	-	1	114	1,814
India	11	227	824	1	92	27	452	1,634

**Restated - refer to page 17 for further details.

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Appendix 1 Capital and risk management

Country risk (continued)

Key points*
●
Total eurozone exposure increased by £2.2 billion or 3% to £71.3 billion. Exposures to Spain, Italy, Ireland, the Netherlands and France increased while exposures to Portugal, Germany, Luxembourg and Belgium decreased. Increases were partly due to volatility in the currency markets as the euro and the US dollar both appreciated against sterling.

●
Spain - exposure increased by £0.2 billion to £2.0 billion. This was largely the result of the appreciation of the euro against sterling. Excluding the impact of foreign exchange movements, exposure in Spain increased by £28 million.

●
Italy - exposure increased by £0.2 billion to £1.0 billion. This was mostly due to the rise in the value of the euro against sterling. Excluding the impact of foreign exchange movements, exposure in Italy increased by £76 million. Around 9% of this is exposure to banks, of which the majority is collateralised derivatives.

●
Germany - exposure decreased by £3.6 billion to £23.9 billion. This was largely the result of a decrease in cash deposits with the central bank, driven by liquidity management. Excluding the impact of foreign exchange movements, exposure would have decreased by £7.3 billion.

●
Ireland - exposure increased by £3.3 billion to £22.7 billion. The increase was largely the result of the appreciation of the euro, and, to a lesser extent, of liquidity management, and increased mortgage lending. Excluding the impact of foreign exchange movements, exposure would have increased by £0.7 billion.

●
Netherlands - exposure increased by £1.5 billion to £9.5 billion, owing to the appreciation of the euro and to liquidity management. Excluding the impact of foreign exchange movements, exposure increased by £0.5 billion.

●
Japan - exposure increased by £0.9 billion to £2.8 billion. Half of this increase was driven by a 24% decrease in the value of the sterling against yen and most of the remainder was attributable to liquidity management.

●	India - exposure decreased by £0.3 billion to £1.3 billion, with reductions in lending both to corporates and to banks owing to RBS’s UK-centred strategy.
●	China - exposure decreased by £0.2 billion to £0.7 billion. The reductions were predominantly driven by a decrease in lending to banks.

*Not within the scope of Ernst & Young LLP’s review report.
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RBS – Interim Results 2016

Appendix 1 Capital and risk management

Credit risk: balance sheet analysis
Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics and; movements in risk elements in lending (REIL) and impairment provisions by reportable segment. REIL comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) which carries an impairment provision. For collectively-assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.
					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions	YTD
					of gross	Provisions	as a % of	Impairment	YTD
					loans to	as a %	gross loans	losses/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
30 June 2016	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	845	127,469	2,273	1,502	1.8	66	1.2	40	205
Ulster Bank RoI	2,664	21,421	4,329	2,474	20.2	57	11.5	(27)	860
Commercial Banking	1,000	100,236	2,150	994	2.1	46	1.0	104	306
Private Banking	103	11,829	93	39	0.8	42	0.3	2	1
RBS International	17	8,501	118	39	1.4	33	0.5	11	5
CIB	6,280	21,560	-	1	-	nm	-	-	-
Capital Resolution	9,130	21,076	2,406	1,122	11.4	47	5.3	266	125
W&G	-	20,558	397	262	1.9	66	1.3	17	29
Central items & other	1,925	367	23	23	6.3	100	6.3	(1)	1

	21,964	333,017	11,789	6,456	3.5	55	1.9	412	1,532

31 December 2015

UK PBB	965	121,552	2,682	1,847	2.2	69	1.5	(6)	695
Ulster Bank RoI	1,971	18,584	3,503	1,911	18.8	55	10.3	(142)	168
Commercial Banking	665	92,002	1,911	749	2.1	39	0.8	69	263
Private Banking	54	11,230	115	37	1.0	32	0.3	13	7
RBS International	6	7,401	92	31	1.2	34	0.4	-	32
CIB	5,696	16,076	-	1	-	nm	-	(7)	-
Capital Resolution	7,097	25,898	3,372	2,266	13.0	67	8.7	(794)	7,689
W&G	-	20,291	461	275	2.3	60	1.4	15	110
Central items & other	2,550	2,077	21	22	1.0	105	1.1	(1)	-

	19,004	315,111	12,157	7,139	3.9	59	2.3	(853)	8,964

Key points
●	Loans to banks increased by £3.0 billion, mainly reflecting higher derivative cash collateral in CIB (£0.6 billion) and Capital Resolution (£2.0 billion) - also refer to Derivatives.
●
Customer loans, excluding derivative cash collateral grew by £12.7 billion. Strong organic growth in UK PBB mortgages (£6.6 billion) and Commercial Banking mid and large corporate lending (£6.7 billion) was partially offset by Capital Resolution disposals and run-off - also refer to Key loan portfolios.

●
REIL decreased by £0.4 billion to £11.8 billion and was 3.5% of customer loans. Impairment coverage on REIL is now 55% compared with 59% at year end, The lower coverage principally reflects Shipping REIL of £1,023 million with provisions of £445 million, coverage of 43% (31 December 2015 - £434 million, £181 million and 42%).

●
Impairment provisions were lower at £6.5 billion. Significant write offs were seen in Ulster Bank RoI (£860 million, more than 50% of total £1.5 billion) but these were materially offset by the impact of the post EU Referendum depreciation of sterling (£0.2 billion).

●
The impairment charge of £412 million includes £267 million (Q1 2016 - £228 million) in the Shipping portfolio in Capital Resolution, £97 million in the Commercial Banking Oil & Gas portfolio, principally a single name and £29 million in the Mining & Metals portfolio.

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Appendix 1 Capital and risk management

Loans and related credit metrics (continued)
		Ulster							Central
	UK	Bank	Commercial	Private	RBS		Capital		items
	PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& Other	Total
REIL	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2016	2,682	3,503	1,911	115	92	-	3,372	461	21	12,157
Inter segment transfers	(191)	1,338	453	-	-	-	(1,600)	-	-	-
Currency translation and other adjustments	18	516	31	-	7	-	267	(31)	4	812
Additions	409	320	567	7	35	-	770	85	-	2,193
Transfers between REIL and potential problem loans	(86)	-	7	(23)	7	-	-	(13)	-	(108)
Transfer to performing book	(145)	(250)	(96)	-	(5)	-	(4)	(19)	-	(519)
Repayments and disposals	(209)	(238)	(417)	(5)	(13)	-	(274)	(57)	(1)	(1,214)
Amounts written-off	(205)	(860)	(306)	(1)	(5)	-	(125)	(29)	(1)	(1,532)

30 June 2016	2,273	4,329	2,150	93	118	-	2,406	397	23	11,789

		Ulster							Central
	UK	Bank	Commercial	Private	RBS		Capital		items
	PBB	RoI	Banking	Banking	International	CIB	Resolution	W&G	& Other	Total
Provisions	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2016	1,847	1,911	749	37	31	1	2,266	275	22	7,139
Inter segment transfers	(173)	1,198	439	-	-	-	(1,464)	-	-	-
Currency translation and other adjustments	-	260	2	2	2	-	169	-	3	438
Amounts written-off	(205)	(860)	(306)	(1)	(5)	-	(125)	(29)	(1)	(1,532)
Recoveries of amounts previously written-off	14	14	12	-	-	-	16	1	-	57
Charges/(releases) to income statement from continuing operations	40	(27)	104	2	11	-	266	17	(1)	412
Unwind of discount	(21)	(22)	(6)	(1)	-	-	(6)	(2)	-	(58)

30 June 2016	1,502	2,474	994	39	39	1	1,122	262	23	6,456

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Appendix 1 Capital and risk management

Loans and related credit metrics: (continued)
The tables below show gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office.

					Credit metrics
30 June 2016					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		6,668	1	1	-	100	-	2	1
Finance		38,342	60	57	0.2	95	0.1	(14)	8
Personal	- mortgages (1)	147,115	3,881	1,097	2.6	28	0.7	19	22
	- unsecured	14,373	1,216	1,007	8.5	83	7.0	35	189
Property		35,736	2,434	1,206	6.8	50	3.4	(47)	854
Construction		4,710	276	212	5.9	77	4.5	15	83
of which: CRE		27,695	2,479	1,264	9.0	51	4.6	(40)	840
Manufacturing		11,062	225	130	2.0	58	1.2	6	39
Finance leases (2)		11,828	98	77	0.8	79	0.7	2	6
Retail, wholesale and repairs		12,863	380	251	3.0	66	2.0	4	65
Transport and storage		8,965	1,136	513	12.7	45	5.7	265	58
Health, education and leisure		11,364	364	172	3.2	47	1.5	1	25
Hotels and restaurants		5,820	287	159	4.9	55	2.7	2	52
Utilities		4,322	128	83	3.0	65	1.9	15	4
Other		19,849	1,303	860	6.6	66	4.3	96	126
Latent		-	-	631	-	-	-	11	-

Total customers		333,017	11,789	6,456	3.5	55	1.9	412	1,532

Of which
UK
Personal - mortgages		131,212	1,001	158	0.8	16	0.1	22	18
- unsecured		13,942	1,139	934	8.2	82	6.7	33	184
Property and construction		38,822	2,100	846	5.4	40	2.2	(32)	413
Other		124,174	2,940	1,473	2.4	50	1.2	408	177
Latent		-	-	342	-	-	-	12	-

		308,150	7,180	3,753	2.3	52	1.2	443	792

Of which
Europe
Personal - mortgages		15,864	2,876	936	18.1	33	5.9	(3)	4
- unsecured		364	54	50	14.8	93	13.7	3	5
Property and construction		1,562	590	560	37.8	95	35.9	-	501
Other		5,650	855	719	15.1	84	12.7	(70)	192
Latent		-	-	289	-	-	-	(1)	-

		23,440	4,375	2,554	18.7	58	10.9	(71)	702

Banks		21,964	-	-	-	-	-	-	-

For the notes to this table refer to the following page.

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Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments (continued)

					Credit metrics
31 December 2015					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	losses/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(releases)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		6,707	1	1	-	100	-	-	-
Finance		31,981	87	61	0.3	70	0.2	(10)	165
Personal	- mortgages (1)	137,601	3,637	1,006	2.6	28	0.7	(82)	171
	- unsecured	16,654	1,331	1,151	8.0	86	6.9	122	513
Property		35,744	3,505	2,012	9.8	57	5.6	(557)	5,999
Construction		4,421	357	269	8.1	75	6.1	(14)	313
of which: CRE		27,630	3,560	2,054	12.9	58	7.4	(811)	6,151
Manufacturing		9,861	263	154	2.7	59	1.6	-	154
Finance leases (2)		11,443	107	79	0.9	74	0.7	(8)	37
Retail, wholesale and repairs		12,096	434	299	3.6	69	2.5	7	325
Transport and storage		8,909	563	258	6.3	46	2.9	115	370
Health, education and leisure		10,960	394	190	3.6	48	1.7	14	171
Hotels and restaurants		5,372	336	201	6.3	60	3.7	1	346
Utilities		3,463	131	63	3.8	48	1.8	8	27
Other		19,899	1,010	810	5.1	80	4.1	(37)	340
Latent		-	-	584	-	-	-	(408)	-

Total customers		315,111	12,156	7,138	3.9	59	2.3	(849)	8,931

Of which
UK
Personal - mortgages		123,653	1,083	158	0.9	15	0.1	17	36
- unsecured		14,348	1,262	1,085	8.8	86	7.6	126	501
Property and construction		38,006	2,814	1,282	7.4	46	3.4	27	2,773
Other		110,193	2,198	1,182	2.0	54	1.1	125	800
Latent		-	-	330	-	-	-	(303)	-

		286,200	7,357	4,037	2.6	55	1.4	(8)	4,110

Of which
Europe
Personal - mortgages		13,908	2,550	844	18.3	33	6.1	(101)	135
- unsecured		775	49	45	6.3	92	5.8	(5)	12
Property and construction		1,993	1,008	966	50.6	96	48.5	(593)	3,539
Other		7,148	1,011	864	14.1	85	12.1	(8)	1,014
Latent		-	-	255	-	-	-	(103)	-

		23,824	4,618	2,974	19.4	64	12.5	(810)	4,700

Banks		19,004	1	1	-	100	-	(4)	33

Notes:
(1)	Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.
(2)	Includes instalment credit.

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RBS – Interim Results 2016

Appendix 1 Capital and risk management

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.
	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 June 2016	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	3,147	5,733	24,141	910	2,324	346	36,601	827
Designated as at fair value	-	-	122	-	-	-	122	-
Available-for-sale (AFS)	8,978	8,622	14,762	2,112	5,013	102	39,589	2,467
Loans and receivables	-	-	-	210	2,564	155	2,929	2,568
Held-to-maturity (HTM)	4,890	-	-	-	-	-	4,890	-

Debt securities	17,015	14,355	39,025	3,232	9,901	603	84,131	5,862

Of which US agencies	-	-	-	-	299	-	299	-

Short positions (HFT)	(2,495)	(2,927)	(15,513)	(273)	(373)	(212)	(21,793)	-

Ratings

AAA	-	-	13,333	1,947	4,442	18	19,740	3,684
AA to AA+	17,015	14,355	8,105	588	1,345	10	41,418	355
A to AA-	-	-	10,746	186	1,977	157	13,066	438
BBB- to A-	-	-	6,321	391	1,257	205	8,174	778
Non-investment grade	-	-	520	17	493	112	1,142	420
Unrated	-	-	-	103	387	101	591	187

	17,015	14,355	39,025	3,232	9,901	603	84,131	5,862

Available-for-sale
AFS reserves (gross of tax)	26	(99)	221	11	188	(17)	330	78

Gross unrealised gains	908	452	662	12	253	-	2,287	186
Gross unrealised losses	-	-	(3)	(1)	(129)	(7)	(140)	(119)

31 December 2015

Held-for-trading	4,107	4,627	22,222	576	3,689	636	35,857	707
Designated as at fair value	-	-	111	-	-	-	111	-
Available-for-sale	9,124	10,359	12,259	1,801	5,599	108	39,250	2,501
Loans and receivables	-	-	-	1	2,242	144	2,387	2,222
Held-to-maturity	4,911	-	-	-	-	-	4,911	-

Debt securities	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Of which US agencies	-	-	-	-	806	-	806	-

Short positions (HFT)	(4,697)	(3,347)	(11,796)	(391)	(411)	(165)	(20,807)	-

Ratings

AAA	-	-	11,696	1,696	5,234	3	18,629	3,366
AA to AA+	18,142	14,986	6,879	119	1,611	66	41,803	261
A to AA-	-	-	8,880	420	1,991	147	11,438	445
BBB- to A-	-	-	6,785	79	1,460	301	8,625	363
Non-investment grade	-	-	352	32	526	200	1,110	446
Unrated	-	-	-	32	708	171	911	549

	18,142	14,986	34,592	2,378	11,530	888	82,516	5,430

Available-for-sale
AFS reserves (gross of tax)	12	(78)	90	4	114	4	146	60

Gross unrealised gains	383	104	270	6	110	7	880	90
Gross unrealised losses	(7)	(62)	(9)	(1)	(58)	(3)	(140)	(42)

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Appendix 1 Capital and risk management

Debt securities (continued)

Key points
●	Held-for-trading: CIB portfolio increased marginally overall principally auction participation in EMEA and higher trading activity, particularly in the US.

●
Available-for-sale: The overall size of the AFS portfolio, predominantly Treasury liquidity portfolio, is broadly unchanged as maturing securities have been offset by new fixed income investments and FX movements.

Derivatives
The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	30 June 2016			31 December 2015
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate	22,663	250,850	242,055	19,783	206,138	194,854
Exchange rate	4,181	73,700	79,036	3,702	54,938	58,243
Credit	52	859	748	67	909	840
Equity and commodity	15	630	629	18	559	796

Balance sheet		326,039	322,468		262,544	254,733
Counterparty mark-to-market netting		(267,287)	(267,287)		(214,800)	(214,800)
Cash collateral		(33,593)	(32,636)		(27,629)	(25,729)
Securities collateral		(9,153)	(13,551)		(7,535)	(8,213)

Net exposure		16,006	8,994		12,580	5,991

Banks (1)		1,340	1,324		1,011	1,311
Other financial institutions (2)		4,630	2,646		2,864	1,468
Corporate (3)		8,568	4,385		7,816	3,108
Government (4)		1,468	639		889	104

Net exposure by sector		16,006	8,994		12,580	5,991

UK		9,146	2,636		6,270	1,199
Europe		4,809	3,679		4,069	2,408
US		1,164	1,529		639	714
RoW		887	1,150		1,602	1,670

Net exposure by region of counterparty		16,006	8,994		12,580	5,991

Notes:
(1)
Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(2)	Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.
(3)	Predominantly large corporate with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.
(4)	Sovereigns and supranational entities with one way collateral agreements in their favour.
(5)
The notional amount of interest rate derivatives include £13,940 billion (2015 – £11,555 billion) in respect of contracts cleared through central clearing counterparties. The associated derivatives assets and liabilities including variation margin reflect IFRS offset of £243 billion (2015 - £124 billion and £232 billion (2015 - £118 billion) respectively.

Key points
●
Derivative exposures, both balance sheet positions as well as net exposures increased principally as a result of market factors in the lead up to and following the EU Referendum, including the impact of volatility leading to higher trading volumes in the foreign exchange and interest rate market, sterling weakening against all major currencies and downward shift in yield curves.

●	Overall net exposure increased from a net asset position of £6.6 billion to £7.0 billion.
●
Bank exposures increased by £0.3 billion to a broadly flat net position at H1 2016, from a net derivative liability of £0.3 billion at the year end, largely reflecting derivative asset contracts that do not have a nettable liability exposure, augmented by the impact of foreign exchange movements, as well as the timing of collateral settlement.

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Appendix 1 Capital and risk management

Valuation reserves
Valuation reserves reflect adjustments to mid-market valuations to cover bid-offer spread, liquidity and credit risk.
	30 June	31 December
	2016	2015
	£m	£m

Funding valuation adjustment (FVA)	1,084	752
Credit valuation adjustments (CVA)	839	774
Bid-offer reserves	340	304
Product and deal specific	702	660

Valuation reserves	2,965	2,490

Key point

●
The FVA at 30 June 2016 included additional reserves (Q2 2016 - £220 million; Q1 2016 - £110 million) in Capital Resolution following the estimated widening in implied funding spreads; the Q2 movement reflected the impact of the EU Referendum.

●	The increase in other reserves mainly reflected sterling weakening against all major currencies following the EU Referendum and widening credit spreads.
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Appendix 1 Capital and risk management

Credit risk: Regulatory basis
EAD and RWA density*
The tables below show exposure at default (EAD) after credit risk mitigation (CRM), RWAs, and related RWA density by sector cluster.
	EAD post CRM			RWAs			RWA density
	IRB	STD	Total	IRB	STD	Total	IRB	STD	Total
30 June 2016	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	43,529	37,613	81,142	1,602	-	1,602	4	-	2
Central government	23,316	14,128	37,444	2,382	30	2,412	10	-	6
Other sovereign	4,279	1,037	5,316	1,230	209	1,439	29	20	27

Total sovereign	71,124	52,778	123,902	5,214	239	5,453	7	-	4

Financial institutions (FI)
Banks	26,415	520	26,935	13,791	129	13,920	52	25	52
Non-bank FI (1)	32,777	21,945	54,722	16,291	14,557	30,848	50	66	56
SSPEs (2)	10,446	1,001	11,447	3,738	703	4,441	36	70	39

Total FI	69,638	23,466	93,104	33,820	15,389	49,209	49	66	53

Corporates
Property
- UK	42,623	4,187	46,810	21,047	3,971	25,018	49	95	53
- RoI	1,714	38	1,752	1,085	38	1,123	63	100	64
- Western Europe	3,286	357	3,643	1,642	350	1,992	50	98	55
- US	468	18	486	260	18	278	56	100	57
- RoW	797	245	1,042	587	189	776	74	77	74

Total property	48,888	4,845	53,733	24,621	4,566	29,187	50	94	54
Natural resources
- Oil & Gas	4,874	165	5,039	2,432	150	2,582	50	91	51
- Mining & Metals	1,596	12	1,608	861	9	870	54	75	54
- Electricity	5,880	60	5,940	3,026	61	3,087	51	102	52
- Water & Waste	6,606	73	6,679	1,616	60	1,676	24	82	25
Total natural resources	18,956	310	19,266	7,935	280	8,215	42	90	43
Of which: commodity traders	602	-	602	346	-	346	57	-	57
Transport
- Shipping	5,994	1,502	7,496	3,299	1,504	4,803	55	100	64
- Automotive	8,045	100	8,145	3,277	92	3,369	41	92	41
- Other	8,897	431	9,328	4,129	148	4,277	46	34	46
Total transport	22,936	2,033	24,969	10,705	1,744	12,449	47	86	50
Manufacturing	21,760	699	22,459	9,270	609	9,879	43	87	44
Retail & leisure	20,720	2,165	22,885	12,560	2,091	14,651	61	97	64
Services	22,148	1,063	23,211	13,231	996	14,227	60	94	61
TMT (3)	6,866	377	7,243	4,152	370	4,522	60	98	62

Total corporates	162,274	11,492	173,766	82,474	10,656	93,130	51	93	54
Of which: commodity traders	837	-	837	476	-	476	57	-	57

Personal
Mortgages
- UK	134,434	8,202	142,636	14,271	3,158	17,429	11	39	12
- RoI	15,952	18	15,970	12,149	13	12,162	76	72	76
- Western Europe	-	224	224	-	94	94	-	42	42
- US	-	116	116	-	45	45	-	39	39
- RoW	-	803	803	-	295	295	-	37	37

Total mortgages	150,386	9,363	159,749	26,420	3,605	30,025	18	39	19
Other personal	29,396	3,573	32,969	11,333	2,547	13,880	39	71	42

Total personal	179,782	12,936	192,718	37,753	6,152	43,905	21	48	23
Other items	-	8,137	8,137	-	6,834	6,834	-	84	84

Total	482,818	108,809	591,627	159,261	39,270	198,531	33	36	34

For the notes to this table refer to page 48.
*Not within the scope of Ernst & Young LLP's review report.

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Appendix 1 Capital and risk management

EAD and RWA density* (continued)

	EAD post CRM			RWAs			RWA density
	IRB	STD	Total	IRB	STD	Total	IRB	STD	Total
31 December 2015	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	46,879	48,451	95,330	1,730	-	1,730	4	-	2
Central government	22,561	14,295	36,856	2,028	28	2,056	9	-	6
Other sovereign	4,109	442	4,551	963	225	1,188	23	51	26

Total sovereign	73,549	63,188	136,737	4,721	253	4,974	6	-	4

Financial institutions (FI)
Banks	25,629	893	26,522	11,941	226	12,167	47	25	46
Non-bank FI (1)	30,898	19,121	50,019	15,366	12,504	27,870	50	65	56
SSPEs (2)	10,971	1,232	12,203	4,140	747	4,887	38	61	40

Total FI	67,498	21,246	88,744	31,447	13,477	44,924	47	63	51

Corporates
Property
- UK	41,992	3,472	45,464	20,827	3,487	24,314	50	100	53
- RoI	1,836	17	1,853	814	15	829	44	88	45
- Western Europe	2,992	378	3,370	1,587	374	1,961	53	99	58
- US	688	19	707	325	19	344	47	100	49
- RoW	930	266	1,196	792	245	1,037	85	92	87

Total property	48,438	4,152	52,590	24,345	4,140	28,485	50	100	54
Natural resources
- Oil & Gas	5,467	139	5,606	2,481	133	2,614	45	96	47
- Mining & Metals	1,497	58	1,555	690	60	750	46	103	48
- Electricity	5,133	72	5,205	2,586	49	2,635	50	68	51
- Water & Waste	5,805	68	5,873	1,511	53	1,564	26	78	27
Total natural resources	17,902	337	18,239	7,268	295	7,563	41	88	41
Of which: commodity traders	776	-	776	365	-	365	47	100	47
Transport
- Shipping	5,811	1,698	7,509	3,790	1,698	5,488	65	100	73
- Automotive	8,580	87	8,667	3,222	80	3,302	38	92	38
- Other	8,890	440	9,330	3,964	162	4,126	45	37	44
Total transport	23,281	2,225	25,506	10,976	1,940	12,916	47	87	51
Manufacturing	22,811	661	23,472	9,430	566	9,996	41	86	43
Retail & leisure	20,071	1,972	22,043	12,207	1,936	14,143	61	98	64
Services	22,080	973	23,053	12,884	903	13,787	58	93	60
TMT (3)	7,424	370	7,794	4,495	338	4,833	61	91	62

Total corporates	162,007	10,690	172,697	81,605	10,118	91,723	50	95	53
Of which: commodity traders	1,350	-	1,350	623	-	623	46	100	46

Personal
Mortgages
- UK	126,295	8,087	134,382	9,397	3,336	12,733	7	41	9
- RoI	14,048	18	14,066	11,564	12	11,576	82	67	82
- Western Europe	-	228	228	-	97	97	-	43	43
- US	-	111	111	-	45	45	-	41	41
- RoW	-	716	716	-	285	285	-	40	40

Total mortgages	140,343	9,160	149,503	20,961	3,775	24,736	15	41	17
Other personal	29,659	4,731	34,390	11,276	3,468	14,744	38	73	43

Total personal	170,002	13,891	183,893	32,237	7,243	39,480	19	52	21
Other items	-	9,359	9,359	-	8,677	8,677	-	93	93

Total	473,056	118,374	591,430	150,010	39,768	189,778	32	34	32

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

EAD and RWA density* (continued)

Notes:
(1)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(2)	Securitisation structured purpose entities (SSPEs) primarily relate to securitisation related vehicles.
(3)	Telecommunications, media and technology.

Key points
Total credit risk exposures remained broadly stable, with EAD post CRM of £592 billion at 30 June 2016. Notable movements during H1 2016 were:
●	An increase due to exchange rate movements following the EU Referendum.
●	Exposure reductions in line with business strategy including disposals, limit reductions and early repayments.
●	Growth in the UK mortgage book in line with business strategy.
●
Exchange rate movements accounted for a £14 billion increase in the underlying exposure. Excluding this impact, EAD post CRM fell by 2% reflecting a reduction in placements with central banks as part of ongoing liquidity management as well as strategic exposure reductions. This was offset by an increase in mortgage lending in the UK as part of strategy to increase market share.

●
RWAs increased 5% to £199 billion. RWA movements during the period were partly driven by recalibrations of the following models: the PD models for banks, local authorities, housing associations and mortgages; and the LGD models for banks and quasi-governmental organisations.

IRB approach
Overall RWA density under the IRB approach rose marginally from 32% to 33% while RWAs increased by 6%, driven in part by the impact of model changes as well as deteriorating credit quality in some sectors during the period. Overall EAD post CRM increased 2% to £483 billion.

●
Sovereign: RWA density rose slightly from 6% to 7% as RWAs increased by 10%, predominantly due to the implementation of a more conservative LGD model for quasi-governmental organisations. EAD post CRM fell 3% to £71.1 billion, reflecting ongoing liquidity management by Treasury.

●
Financial Institutions: RWA density rose from 47% to 49% as RWAs increased by 8%, primarily due to the implementation of the new PD model for banks. EAD post CRM increased 3%, driven by sterling’s depreciation against the euro and the US dollar.

●
Property: Overall RWA density, RWAs and EAD post CRM remained broadly stable for this sector in H1 2016. For the RoI, the increase in RWA density from 44% to 63% reflected write-offs of defaulted exposure during the period.

●
Oil & Gas: RWA density rose from 45% to 50%, reflecting a further deterioration in credit quality. RWAs fell by 2% due to some assets moving into default, while EAD post CRM fell 11% mainly due to exposure reductions in the normal course of business.

●	Mining & Metals: RWA density rose from 46% to 54%, reflecting a further deterioration in the credit quality of this sector. EAD post CRM increased by 7%, while RWAs increased by 25%.
●
Shipping: RWA density fell from 65% to 55% and RWAs fell by 13%, reflecting some customers moving into default in H1 2016. EAD post CRM increased by 3%, predominantly driven by exchange rate movements, partly offset by scheduled loan repayments, prepayments and secondary sales.

●
Personal Mortgages: RWA density rose from 15% to 18% while RWAs increased by 26% following quarterly PD recalibrations to reflect observed default rates during the period. EAD post CRM increased by 7%, mainly driven by business strategy to increase UK mortgage lending on the back of the improving UK housing and mortgage market and sustained house price growth. The exposure movements in the RoI were predominantly driven by exchange rate movements.

*Not within the scope of Ernst & Young LLP’s review report.

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Appendix 1 Capital and risk management

EAD and RWA density* (continued)
STD approach
RWA density for the STD approach deteriorated slightly while RWAs remained largely unchanged. EAD post CRM fell by 8%.
●	Sovereign: RWAs and RWA density remained broadly stable during the period. EAD post CRM decreased by 16% due to exposure reduction as a result of ongoing liquidity management.

.

*Not within the scope of Ernst & Young LLP’s review report.
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Appendix 1 Capital and risk management

Market risk
Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market-implied volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to Capital and risk management - Market risk in the 2015 Annual Report and Accounts.

Trading portfolios
Value-at-risk
The table below presents the internal value-at-risk (VaR) for trading portfolios split by type of market risk exposure. The internal traded 99% one-day VaR captures all trading book positions. By contrast, the regulatory VaR-based charges take into account only regulator-approved products, locations and legal entities and are based on a ten-day, rather than a one-day, holding period for market risk capital calculations.

	Half year ended								Year ended
	30 June 2016				30 June 2015				31 December 2015
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Traded VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	12.3	10.2	22.3	7.8	16.0	11.7	29.8	10.8	14.5	12.8	29.8	9.5
Credit spread	8.4	9.7	12.5	5.8	12.5	7.6	16.4	7.5	10.1	7.1	16.4	6.5
Currency	4.0	4.3	9.0	1.0	5.3	5.4	7.8	3.3	4.9	5.0	8.9	1.9
Equity	0.5	0.5	2.1	0.2	2.4	1.2	6.1	1.0	1.6	0.8	6.1	0.4
Commodity	0.6	0.8	1.7	0.2	0.5	0.7	2.2	0.2	0.4	0.5	2.2	0.2
Diversification (1)		(9.6)				(11.6)				(9.1)

Total	15.4	15.9	27.3	9.9	21.8	15.0	30.1	15.0	18.9	17.1	30.1	12.1

Note:
(1)
RBS benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points
●
Internal traded VaR continued to decline in H1 2016 following a reduction in positions, despite the increased volatility and reduced liquidity resulting from macroeconomic and political factors, notably the economic slowdown in China, the US Federal Reserve’s decision to reduce its quantitative easing programme and the low interest rate environment in Europe. The uncertainty in advance of the EU Referendum was one of the main drivers of the reduction in positions.

●	Average total internal traded VaR fell, compared to both H1 2015 and 2015 as a whole, primarily driven by interest rate and credit spread VaR resulting from a reduction in fixed income securities.

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Trading portfolios (continued)
Capital charges*
The total market risk minimum capital requirement calculated in accordance with the Capital Requirements Regulation (CRR) was £1,675 million at 30 June 2016 (31 December 2015 - £1,700 million); this represents 8% of the corresponding RWA amount, £20.9 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the non-modelled position risk requirement (PRR) of £351 million, which has several components; and (ii) the Pillar 1 model-based PRR of £1,324 million, which comprises several modelled charges.

The following table analyses the principal contributors to the Pillar 1 model-based PRR.

					31 December
					2015
	Average	Maximum	Minimum	Period end	Period end
30 June 2016	£m	£m	£m	£m	£m

Value-at-risk	329	352	305	305	377
Stressed VaR (SVaR)	462	480	446	448	477
Incremental risk charge (IRC)	278	297	253	270	248
Risk not in VaR (RNIV)	259	301	212	301	221

				1,324	1,323

Key points
●	The VaR and SVaR charges together decreased by 12%, mainly driven by the euro and US dollar interest rate portfolios as a result of overall risk reduction in Q2 2016 ahead of the EU Referendum.
●	The RNIV charge increased by 36% as new RNIVs were introduced to supplement the capitalisation of risks against unreliable market data.
●
The IRC increased by 9%, mainly driven by US government bond positions in RBS Securities Inc. The methodology for calculating the IRC was refined during H1 2016, which had a moderate offsetting downward impact (£14 million in RWA terms).

●	The non-modelled PRR decreased by 7%, largely driven by a reduction in the specific interest rate risk and trading book securitisation components, reflecting disposals in Capital Resolution.

*Not within the scope of Ernst & Young LLP’s review report.
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Non-trading portfolios

Non-traded credit spread risk
The main component of total non-traded VaR is credit spread VaR, which captures the risk in Treasury arising primarily from portfolios held for liquidity and collateral management purposes. Non-traded credit spread VaR was £57.7 million (31 December 2015 - £30.6 million). The rise largely reflected an increase in longer-dated bonds within Treasury’s liquidity portfolio and greater credit spread volatility, primarily affecting US dollar bond swap spreads with tenors of over ten years.

Non-traded interest rate risk
Interest rate risk arises from two main sources in the non-trading portfolios.

The VaR relating to interest rate risk arising from earnings from retail and commercial banking activities at a 99% confidence level is presented below, together with a currency analysis at the period-end. This excludes positions in financial instruments which are classified as held-for-trading.

		Average	Period end	Maximum	Minimum
Six months ended		£m	£m	£m	£m

30 June 2016		21	21	28	10
30 June 2015 - excluding Citizens		16	17	22	9
30 June 2015 - Citizens		9	6	16	3
30 June 2015 - Total		17	13	25	11
31 December 2015 - excluding Citizens		17	10	25	9
31 December 2015 - Citizens		5	-	16	-
31 December 2015 - total		18	10	25	10

	30 June	30 June 2015			31 December
	2016	excl. Citizens	Citizens	Total	2015
Period end VaR	£m	£m	£m	£m	£m

Euro	3	2	-	2	3
Sterling	22	13	-	13	5
US dollar	1	15	6	14	5
Other	3	4	-	4	4

Key points
●	VaR remained stable during H1 2016, with fluctuations well within risk appetite.
●
As the VaR includes pipeline fixed-rate mortgage hedges but not the underlying mortgages, sterling VaR is relatively high, reflecting this mismatch. At 31 December 2015, there were offsetting risk exposures mainly relating to the pension fund contribution. Including the expected mortgage pipeline, sterling VaR would be £5.5 million and total VaR would be £5.6 million.

The VaR relating to interest rate risk arising from money-market portfolios was £3.7 million at 30 June 2016 (31 December 2015 - £2.5 million).

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Non-trading portfolios (continued)
Sensitivity of net interest income*
Earnings sensitivity to rate movements is derived from a central forecast over a 12 month period. A simplified scenario is shown based on the period-end balance sheet assuming that non-interest rate variables remain constant. Market implied forward rates are used to generate a base case earnings forecast, which is then subjected to interest rate shocks. The variance between the central forecast and the shock gives an indication of underlying sensitivity to interest rate movements.

The following table shows the sensitivity of net interest income, over the next 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. All yield curves are expected to move in parallel with the exception that interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The main driver of earnings sensitivity relates to interest rate pass-through assumptions on customer products. The scenario also captures the impact of the reinvestment of maturing structural hedges at higher or lower rates than the base case earnings sensitivity and mismatches in the re-pricing dates of loans and deposits.

Multi-year forward projections would increase the negative impact of a downward change in rates or, conversely, the benefit of an immediate upward change in interest rates to current market rates. This is because, over time a greater proportion of maturing structural hedges will be reinvested at prevailing rates which may be higher or lower. Also, in the absence of dynamic assumptions relating to further management actions, the variance to the base case income forecast arising from margin compression or expansion on managed rate products will continue to accrue.

However, reported sensitivities should not be considered predictive of future performance. They do not capture potential management action in response to sudden changes in the interest rate environment. Actions that could reduce the net interest income sensitivity and mitigate adverse impacts are changes in pricing strategies on both customer loans and deposits as well as hedging. Management action may also be targeted at stabilising total income taking into account non-interest income in addition to net interest income.

	Euro	Sterling	US dollar	Other	Total
30 June 2016	£m	£m	£m	£m	£m

+ 25 basis point shift in yield curves	-	49	16	3	68
- 25 basis point shift in yield curves	-	(125)	(16)	1	(140)
+ 100 basis point shift in yield curves	(20)	393	65	11	449
- 100 basis point shift in yield curves	-	(298)	(46)	3	(341)

31 December 2015

+ 25 basis point shift in yield curves	(6)	48	25	1	68
- 25 basis point shift in yield curves	(7)	(66)	(24)	1	(96)
+ 100 basis point shift in yield curves	(17)	385	94	7	469
- 100 basis point shift in yield curves	(7)	(345)	(79)	2	(429)

*Not within the scope of Ernst & Young LLP’s review report.

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Non-trading portfolios (continued)

Key points
●
Implied forward rates fell between December 2015 and June 2016, so that the June 2016 base-case forecast incorporated a 25-basis-point cut in the UK base rate within the 12-month forecast horizon whereas the December 2015 base-case forecast incorporated a 25-basis-point rate rise.

●
The largest change in net interest income sensitivity in H1 2016 relates to the negative impact of an immediate 25-basis-point downward change in interest rates from the base-case forecast. This sensitivity increased from £96 million to £140 million, primarily due to the decline in interest rates during the period as customer deposit pricing is assumed to floor at or close to zero interest rates. Any further falls in market rates therefore reduce income. Maturing structural hedges are also reinvested at lower rates.

Structural hedging*
RBS has the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve. Over time, the hedging programme has built up a portfolio of interest rate swaps that provide a basis for stable income attribution to the product and equity hedges.

Product hedging*
Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates. The size and term of the hedge are based on the stability of the underlying portfolio.

The table below shows the impact on net interest income associated with product hedges managed by Treasury. These relate to the main UK banking businesses except Private Banking and RBS International. Treasury allocates income to products or equity in structural hedges by reference to the relevant interest rate swap curve after hedging the net interest rate exposure of the bank externally. This internal allocation has been developed over time alongside the bank’s external hedging programme and provides a basis for stable income attribution to the product and equity hedges.

*Not within the scope of Ernst & Young LLP’s review report.

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	Six months ended
Net interest income - impact of structural hedging	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

UK Personal & Business Banking	170	187	186
Commercial Banking	118	127	129
Capital Resolution	6	14	7
Williams & Glyn	21	22	23

Total product hedges	315	350	345

Key points
●
The incremental impact on net interest income above LIBOR from structural hedging was positive in H1 2016 as short-term interest rates remained low. Swap rates continued to fall, resulting in the average book yield falling to 1.28% in H1 2016 from 1.51% in H1 2015 and 1.44% in H2 2015. This was due to maturing hedges being reinvested at lower rates and new hedges being added at prevailing market rates. At 30 June 2016, the equivalent yield available in the market was 0.44% compared to 1.45% at 31 December 2015. If market rates and the volume hedged were to remain unchanged for the remainder of 2016, the average book yield would decline by a further 0.06% to 1.22%.

●
The notional size of the hedge increased from £74 billion in H2 2015 to £87 billion in H1 2016. The split by business was broadly in line with the proportion of income shown above. The yield will broadly track medium-term swap rates. However, as the hedge notional increases, the profile is adjusted to incorporate short-term hedging instruments so that the weighted average life of the hedge is not increased. The yield will fall until the short-term hedges are rolled into longer-term instruments on maturity. If the hedged notional were to remain stable, the yield would eventually replicate a time series of medium-term swap rates. Additional hedging activity is not captured in the product hedging yield.

●
At 30 June 2016, the five-year sterling swap rate was 0.44% compared to 1.45% at 31 December 2015. If market rates and the volume hedged were to remain unchanged for the remainder of 2016, the average book yield would decline by a further 0.06% to 1.22%.

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Appendix 1 Capital and risk management

Equity hedging*
Equity structural hedges are also used to minimise the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses and contributed £0.3 billion to these businesses in H1 2016 (H1 2015 - £0.4 billion; H2 2015 - £0.3 billion), which is an incremental benefit relative to short-term wholesale cash rates. The size of the hedge in H1 2016 was £35 billion, lower than H12015 (£42 billion) and H2 2015 (£42 billion), primarily reflecting the payment of £4.2 billion into the pension fund and the £1.2 billion payment of the final DAS dividend.

The equity hedge also aims broadly to track a time series of medium-to-longer-term swap rates although the yield will be affected by changes in the capital composition of the bank. Other factors, such as the impact of the sale of risk-free securities or additional hedging activity, are not captured in the equity yield. The yield of the equity and product hedge combined was 1.59% at 30 June 2016.

Foreign exchange risk
Treasury seeks to limit the potential volatility impact on RBS’s CET1 capital ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the CET1 ratio. The sensitivity of the CET1 ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.
					Structural
			Net assets		foreign currency		Residual
	Net assets		of overseas	Net	exposures		structural
	of overseas		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2016	£m	£m	£m	£m	£m	£m	£m

US dollar	989	-	989	(24)	965	(965)	-
Euro	7,662	(123)	7,539	(677)	6,862	(2,238)	4,624
Other non-sterling	3,686	(633)	3,053	(2,576)	477	-	477

	12,337	(756)	11,581	(3,277)	8,304	(3,203)	5,101

31 December 2015

US dollar	1,172	-	1,172	(134)	1,038	(1,038)	-
Euro	6,562	(127)	6,435	(573)	5,862	(1,963)	3,899
Other non-sterling	3,599	(524)	3,075	(2,364)	711	-	711

	11,333	(651)	10,682	(3,071)	7,611	(3,001)	4,610

Notes:
(1)	Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.
(2)
Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.

Key points
●
Sterling’s depreciation against all currencies following the EU Referendum increased residual structural foreign currency exposures by £0.6 billion; this was partially offset by lower underlying residual exposures.

●
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.4 billion in equity, respectively (2015 - £0.4 billion).

*Not within the scope of Ernst & Young LLP’s review report.
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Appendix 2

Williams & Glyn

RBS – Interim Results 2016

Appendix 2 Williams & Glyn

Williams & Glyn financial information
In the main body of this results document, W&G is presented as a segment within RBS, reflecting the contribution made by W&G’s ongoing business to RBS. This does not reflect the allocation of separation costs or the financial impact of any disposal transaction. The segmental performance of W&G has been extracted from the 2016 Interim results, which are subject to the independent review performed by EY.

In this appendix, W&G’s financial information is shown on two different bases:
●
A non-statutory ‘carve out’ internally managed basis for the half years ended 30 June 2016, 30 June 2015 together with the year ended 31 December 2015 which reflects the adjustments to the W&G segmental information, relating to a) the full allocation of additional costs for the services W&G received from RBS during these periods and b) the inclusion of certain customer portfolios that are currently reported through other segments in RBS.

●	An illustrative standalone basis of presentation which provides an indicative view of W&G’s standalone profile for the period ended 30 June 2016.

During the periods presented, W&G has been an integral part of RBS and has not operated as a separate legal entity. As such, the non-statutory carve out basis of presentation does not fully reflect the actual cost base, funding, liquidity and capital profile of a standalone bank.

In respect of the illustrative standalone basis, W&G’s actual cost base, funding, liquidity and capital requirements as a separated bank may ultimately differ materially from those implied by this illustrative financial information. The illustrative financial information presented herein is based on certain assumptions, which may prove to be incorrect. As such, this illustrative financial information should be treated as solely indicative of currently modelled parameters and should not be construed as an indication or projection of W&G’s actual or future results or financial position on a standalone basis. When considering this information, readers should take this and the risks inherent in preparing such financial information into consideration. For a description of the risks and uncertainties relating to the W&G separation and divestment see the risk factors on page 391 in the RBS 2015 Annual Report and Accounts.

The illustrative standalone financial information presented in this appendix does not comply with the UK rules relating to the preparation of proforma financial information under the Prospectus Directive rules or Regulation S-X in the United States, and if presented in accordance with these rules, such presentation would be different than that presented herein.

The illustrative standalone financial information presented in this appendix has not been audited or reviewed by EY.

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Appendix 2 Williams & Glyn

Non-statutory carve out financial statements

	Half year		Half year
	ended	Year ended	ended
	30 June	31 December	30 June
	2016	2015	2015
Income statement	£m	£m	£m
Net interest income	335	679	338

Net fees and commissions	85	173	85
Other operating income	9	16	9

Non-interest income	94	189	94

Total income	429	868	432

Administrative expenses	(278)	(522)	(244)
Restructuring expenses	(45)	(28)	-
Depreciation	(5)	(11)	(5)

Total operating expenses	(328)	(561)	(249)
Operating profit before impairment (losses)/releases	101	307	183
Impairment (losses)/releases	(13)	(15)	11

Operating profit before taxation	88	292	194
Tax charge	(25)	(60)	(40)

Profit for the year	63	232	154

Performance ratios

Loan impairment charge as a % of gross customer loans and advances	0.1%	0.1%	(0.1%)
Net interest margin excluding central IEAs	3.32%	3.42%	3.47%
Cost:income ratio	76%	65%	58%
Cost:income ratio - adjusted (1)	66%	61%	58%

	30 June	31 December
	2016	2015
Balance sheet	£m	£m
Assets
Cash and balances at central banks	39	94
Loans and advances to customers	20,653	20,325
Derivatives	193	102
Property, plant and equipment	88	90
Prepayments, accrued income and other assets	11	11

Total assets	20,984	20,622

Liabilities
Deposits by banks	14	14
Customer deposits	25,239	25,209
Derivatives	90	17
Amounts due to related undertakings	3,020	3,174
Other liabilities	18	28
Provisions	50	50

Total liabilities	28,431	28,492
Net investment from RBS Group	(7,447)	(7,870)

Net investment from RBS Group and liabilities	20,984	20,622

Ratios

Loan:deposit ratio (excluding repos)	82%	81%
Risk-weighted assets £bn	10.4	10.0

Note:
(1) Excluding restructuring costs.

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Appendix 2 Williams & Glyn

Income statement on a non-statutory carve out basis
W&G’s net interest income remained relatively flat as the growth in the balance sheet was offset by the reduction in the net interest margin.

Operating expenses increased by £79 million compared with H1 2015 as W&G continued to develop its capability to operate as a standalone bank. This included the investment of £45 million in restructuring costs principally associated with the development of the W&G future IT platform.

Net impairment losses were £13 million compared to a net release of £11 million in H1 2015. The H1 2015 impairments benefited from a number of releases in the Commercial business.

Balance sheet on a non-statutory carve out basis
Customer net lending grew by £328 million, or 2%, to £20.7 billion in H1 2016 driven by growth in mortgage lending.

Customer deposits were stable at £25.2 billion in H1 2016 with current accounts representing £7.3 billion, or 29% of total customer deposits.

Williams & Glyn illustrative standalone results
An illustration of W&G’s standalone income statement and balance sheet for H1 2016 prepared as though it operated independently of the RBS Group is presented below based on certain assumptions.

The major adjustments made in preparing this illustrative standalone information compared to W&G’s financial information presented on a “carve out” basis are in respect of:
●	Costs - W&G is assumed to have a fully developed cost base, reflecting the people and infrastructure required to operate on a standalone basis
●	Capital - Illustrative levels of equity and capital securities have been included on the balance sheet
●	Liquidity - W&G is assumed to manage its own funding and liquidity position which, combined with the assumed addition of capital, drives a high level of liquid assets

See page 1 above with respect to important disclosures relating to the preparation of this information.

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Appendix 2 Williams & Glyn

Williams & Glyn Standalone Financial information
			Non-statutory		Illustrative
			carve	Illustrative	Williams & Glyn
	Segmental	Adjustments	out financial	adjustments	standalone financial
	performance	(1)	statements	(2)	statements
Half year ended 30 June 2016	£m	£m	£m	£m	£m
Income statement
Net interest income	324	11	335	(14)	321

Net fee and commission income	79	6	85	-	85
Other operating income	8	1	9	-	9
Non interest income	87	7	94	-	94

Total income	411	18	429	(14)	415

Administrative expenses	(197)	(81)	(278)	(23)	(301)
Restructuring expenses	(45)	-	(45)	45	-
Depreciation	-	(5)	(5)	-	(5)

Total operating expenses	(242)	(86)	(328)	22	(306)

Operating profit before impairment losses	169	(68)	101	8	109
Impairment losses	(17)	4	(13)	-	(13)
Operating profit before taxation	152	(64)	88	8	96

Tax charge (3)	-	(25)	(25)	(2)	(27)

Profit for the year	152	(89)	63	6	69

Performance ratios
Loan impairment charge as a % gross
customer loans and advances	0.2%		0.1%		0.1%
Net interest margin excluding central IEAs	3.30%		3.32%		3.17%
Cost:income ratio	59%		76%		74%
Cost:income ratio - adjusted (4)	48%		66%		74%

Assets
Cash and balances at central banks	36	3	39	3,384	3,423
Loans and advances to customers	20,297	356	20,653	-	20,653
Available-for-sale financial assets	-	-	-	3,477	3,477
Derivatives	-	193	193	-	193
Property, plant and equipment	-	88	88	-	88
Prepayments, accrued income and other	10	1	11	9	20
assets

Total assets	20,343	641	20,984	6,870	27,854

Liabilities
Deposits by banks	12	2	14	-	14
Customer deposits	23,909	1,330	25,239	-	25,239
Derivatives	-	90	90	-	90
Debt securities in issue	-	-	-	415	415
Amounts due to related undertakings	-	3,020	3,020	(3,020)	-
Other liabilities	18	-	18	-	18
Provisions	50	-	50	-	50

Total liabilities	23,989	4,442	28,431	(2,605)	25,826

Net Investment
Net investment from RBS Group (5)	(3,646)	(3,801)	(7,447)	9,200	1,753
AT1 Instruments	-	-	-	275	275

Net investment from RBS Group	(3,646)	(3,801)	(7,447)	9,475	2,028

Total equity and liabilities	20,343	641	20,984	6,870	27,854

Balance sheet metrics
Loan:deposit ratio (excluding repos)	85%		82%		82%
Risk-weighted assets £bn (6)	9.9		10.4		14.2

Notes:
(1)	Adjustments made in respect of RBS recharges and perimeter (e.g. inclusion of customers currently within the NatWest brand) as set out on page 1 of this appendix.
(2)
The illustrative adjustments include assumptions with respect to W&G’s fully developed cost base, and capitalisation and liquidity adjustments illustrative of a standalone entity. These are management estimates based on a number of assumptions and as a result should not be considered as an indication of W&G’s actual or future results as a standalone bank which may be materially different.

(3)	Indicative tax charge at 28.5%.
(4)	Excluding restructuring costs
(5)
W&G is not a separate legal entity and a number of items on the balance sheet are presented as allocations of transactions of the wider RBS Group. The net funding/capital position with RBS Group represents a combination of the overall receivables and payables with W&G and the funding balances with RBS Group, which cannot be separately identified or allocated.

(6)
The segmental performance and non-statutory carve out financial information RWAs have been presented on an Advanced Internal Rating Basis (AIRB), while the “illustrative standalone” Williams & Glyn financial information RWAs have been presented on a standardised basis.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary